International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

March 31, 2021

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Management’s Discussion and Analysis

March 31, 2021

Contents

Section I: Executive Summary	Summary Financial Results	4

Section II: Overview	Financial Business Model	6
	Basis of Reporting	8

Section III: Financial Results	Summary of Financial Results	10
	Net Income	11

Section IV: Risk Management	Risk Governance	16
	Management of IBRD’s Risks	16

Section V: Governance	Senior Management Changes	25

List of Tables, Figures and Boxes	List of Tables, Figures and Boxes	26
	Tables	26
	Figures	26
	Box	26

IBRD Management’s Discussion and Analysis: March 31, 2021 1

Management’s Discussion and Analysis	Section I: Executive Summary

This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for Reconstruction and Development’s (IBRD’s) financial performance for the nine months ended March 31, 2021 (FY21 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2020 (FY20). IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation. For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the nine months ended March 31,		As of and for the fiscal years ended June 30,
	2021	2020	2020	2019	2018	2017
Lending Highlights (Section III)

Net commitments [a]	$18,459	$12,893	$27,976	$23,191	$23,002	$22,611

Gross disbursements [b]	18,338	12,260	20,238	20,182	17,389	17,861

Net disbursements [b]	11,011	5,101	10,622	10,091	5,638	8,731

Income Statement

Board of Governors-approved and other transfers	$(411)	$(340)	$(340)	$(338)	$(178)	$(497)

Net income (loss)	1,927	(156)	(42)	505	698	(237)

Balance Sheet

Total assets	$316,925	$286,015	$296,804	$283,031	$263,800	$258,648

Net investment portfolio (Section III)	88,605	79,159	82,485	81,127	73,492	71,667

Net loans outstanding	215,560	195,630	202,158	192,752	183,588	177,422

Borrowing portfolio [c]	254,780	228,432	237,231	228,763	213,652	207,144

Total equity	42,586	43,840	40,387	42,115	41,844	39,798

Non-GAAP Measures

Allocable Income (Section III)	$908	$989	$1,381	$1,190	$1,161	$795

Usable Equity [d,e] (Section IV)	48,729	45,543	47,138	45,360	$43,518	41,720

Equity-to-loans Ratio [e] (Section IV)	22.4%	22.7%	22.8%	22.8%	22.9%	22.8%

a.

Amounts include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document) and are net of full terminations and cancellations approved in the same fiscal year.

b.	Amounts include transactions with the International Finance Corporation (IFC) and loan origination fees.
c.	Includes associated derivatives.
d.	Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
e.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes proposed transfer to the General Reserve.

2 IBRD Management’s Discussion and Analysis: March 31, 2021

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary

With its many years of experience and its depth of knowledge in the international development arena, IBRD plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IBRD contributes to the WBG’s twin goals of ending extreme poverty and promoting shared prosperity, and to the Forward Look2, by providing countries with loans, advisory services and analytical support. IBRD and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency.

To meet its development goals, the WBG has been increasing its focus on country programs in order to improve growth and development outcomes. The World Bank’s (Bank) operational realignment, which came into effect on July 1, 2020, strengthens the country-driven delivery model, while strengthening thought leadership on development issues of critical importance to sustainable growth and poverty alleviation. Support is being expanded for countries at lower levels of income, and fragile and conflict-affected states. The new model also strengthens the focus on Africa by creating two Vice Presidencies, one focused on Western and Central Africa and the other on Eastern and Southern Africa.

[1]

The other WBG institutions are the International Development Association (IDA), IFC, the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

[2]

The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities. The Forward Look rests on four pillars: serving all clients; mobilizing resources for development; leading on global issues; and improving the business model.

IBRD Management’s Discussion and Analysis: March 31, 2021 3

Management’s Discussion and Analysis	Section I: Executive Summary

Summary Financial Results

The financial performance of IBRD reflects the impact of the measures put in place in previous years to increase its financial capacity and ensure its long-term financial sustainability, along with evolving market conditions (see Section II - Financial Performance for details).

Net Income and Allocable Income

IBRD recorded net income of $1,927 million for the first nine months of FY21, compared with a net loss of $156 million during the same period in FY20. The increase in net income was primarily due to higher net unrealized mark-to-market gains on IBRD’s non-trading portfolios. Unrealized mark-to-market gains and losses on the non-trading portfolios introduce volatility to IBRD’s net income. Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income.

Allocable income is the income measure IBRD uses for making annual net income allocation decisions. During the first nine months of FY21, allocable income was $908 million, a decrease of $81 million from the same period in FY20. The decrease was primarily due to a higher provision for losses on loans and other exposures during the first nine months of FY21 as compared with the same period in FY20. (See Section III and Section IV).

In millions of U.S dollars – YTD

Lending Operations

IBRD’s lending operations during the first nine months of FY21 resulted in $18.5 billion of net commitments and $18.3 billion of gross loan disbursements. Positive net disbursements of $11 billion was the key driver of the increase in net loans outstanding, from $202.2 billion as of June 30, 2020 to $215.6 billion as of March 31, 2021.

In billions of U.S dollars

Net commitments were $5.6 billion higher compared with the same period in FY20 (Table 5). A significant portion of the FY21 YTD commitments supported COVID-19 related efforts, including $0.7 billion of financing for vaccines as of March 31, 2021. The regions with the largest share of commitments in the first nine months of FY21 were Latin America and the Caribbean with 37% and East Asia and Pacific with 17%.

4 IBRD Management’s Discussion and Analysis: March 31, 2021

Management’s Discussion and Analysis	Section I: Executive Summary

Net Investment Portfolio

IBRD’s net investment portfolio increased by $6.1 billion, from $82.5 billion as of June 30, 2020 to $88.6 billion as of March 31, 2021. The investments remain concentrated in the upper end of the credit spectrum, with 68% rated AA or above (see Table 9), reflecting IBRD’s objective of principal protection and its preference for high-quality investments.

The net investment portfolio level remained adequate to meet IBRD’s financial commitments even under potential scenarios of severe market disruption.

In billions of U.S. dollars

Borrowing Portfolio

As of March 31, 2021, the borrowing portfolio totaled $254.8 billion, $17.5 billion higher than June 30, 2020. The increase was mainly due to net medium-and long-term debt issuances during the period. The funds raised financed development and lending operations and satisfied liquidity requirements.

In billions of U.S. dollars

Usable Equity and Equity-to-Loans Ratio

IBRD’s usable equity increased by $1.6 billion compared with June 30, 2020. During the first nine months of FY21, IBRD received $942 million of paid-in capital subscribed under the 2018 General and Selective Capital Increases (GCI and SCI), bringing the cumulative amounts received to $2.5 billion, 33.6% of the total amount expected.

The Equity-to-Loans ratio was 22.4% as of March 31, 2021, marginally lower compared with 22.8% as of June 30, 2020, as the increase in the loan and other exposures outpaced the increase in usable equity.

Ratio in percentages

IBRD Management’s Discussion and Analysis: March 31, 2021 5

Management’s Discussion and Analysis	Section II: Overview

Section II: Overview

IBRD, an international organization owned by its 189-member countries, is one of the five institutions of the WBG. Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world and combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance the global public goods agenda, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports in key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds via income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs, and loans are offered on fixed and variable terms in multiple currencies. However, borrowers have generally preferred loans denominated in U.S. dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

To meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations. Figure 1 illustrates IBRD’s financial business model.

6 IBRD Management’s Discussion and Analysis: March 31, 2021

Management’s Discussion and Analysis	Section II: Overview

Figure 1: IBRD’s Financial Business Model

IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduces volatility on net income through unrealized mark-to-market gains and losses (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (see Figure 2). These revenues cover administrative expenses, provision for losses on loans and other exposures3 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust funds, reimbursable funds and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.

In 2018, the Board of Governors (the Governors) endorsed a capital package consisting of a series of policy and financial measures designed to enhance IBRD’s equity, lending capacity, and its ability to fund priorities that meet shareholder goals while also ensuring its long-term financial sustainability. The package included the following:

1)	a GCI and SCI that will provide up to $7.5 billion in additional paid-in capital, which was approved by the Governors on October 1, 2018;

2)	new loan pricing measures, which became effective from July 1, 2018;

3)	an increase in the Single Borrower Limit (SBL) with differentiation based on per capita income;

4)	continued efficiency measures and administrative simplification; and

5)	a financial sustainability framework, under which management provides an update of the sustainable annual lending level and the Board approves a crisis buffer, which enables IBRD to respond to crises.

[3]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD Management’s Discussion and Analysis: March 31, 2021 7

Management’s Discussion and Analysis	Section II: Overview

Figure 2: Sources and Uses of Revenue

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP). All financial instruments in the investment and borrowing portfolios and all derivatives are reported at fair value, with changes in fair value reported in the Statement of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses net income as the basis for deriving allocable income, as discussed below.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The ASU, along with its subsequent amendments, introduces a new credit loss methodology, the Current Expected Credit Losses (CECL) methodology. The ASUs also requires additional credit risk measurement disclosures. IBRD adopted the ASUs on July 1, 2020 (see Notes to Condensed Quarterly Financial Statements, Note A – Summary of Significant Accounting and Related Policies).

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with its non-trading portfolios, as well as the expenses for Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

See Financial Results Section (Section III) and Table 1, for details of the adjustments to reported net income required to calculate allocable income.

The volatility in IBRD’s net income is primarily driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios: loans, borrowings, and other asset/liability management (ALM). IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheet, with changes in fair values reflected in the Statement of Income.

8 IBRD Management’s Discussion and Analysis: March 31, 2021

Management’s Discussion and Analysis	Section II: Overview

In line with its financial risk management policies, for the non-trading portfolios, unrealized gains and losses from instruments carried at fair value (borrowing portfolio, and derivatives in the loans and Other ALM portfolios) are excluded from allocable income.

For the trading portfolio (investment portfolio), allocable income includes both realized and unrealized mark-to-market gains and losses.

IBRD Management’s Discussion and Analysis: March 31, 2021 9

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results

Summary of Financial Results

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

			Impact on income
For the nine months ended March 31,	2021	2020	Decrease Increase
Interest revenue, net of borrowing expenses
Loan interest revenue, net	$1,313	$1,648
Other ALM derivatives, net	440	68
Investment revenue, net [a]	83	82

Net interest revenue	$1,836	$1,798

Provision for losses on loans and other exposures	(184)	(81)
Net non-interest expenses (Table 7)	(998)	(902)
Net other revenue (Table 6)	207	(17)
Board of Governors-approved and other transfers	(411)	(340)
Non-functional currency translation gains, net	46	60
Unrealized mark-to-market gains/ (losses) on non-trading portfolios, net [b]	1,431	(674)

Net income (loss)	$1,927	$(156)

Adjustments to reconcile net income (loss) to allocable income:
Pension [c] and other adjustments	47	191
Board of Governors-approved and other transfers	411	340
Non-functional currency translation (gains), net	(46)	(60)
Unrealized mark-to-market (gains) / losses on non-trading portfolios, net [b]	(1,431)	674

Allocable income	$908	$989

a.	Amounts include unrealized mark-to-market gains (losses) on the Investments-Trading portfolio.
b.	Adjusted to exclude amounts reclassified to realized gains (losses).
c.	Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan contributions were $182 million for FY21 YTD, and $167 million for FY20 YTD.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

As of March 31, 2021, total assets increased by 7% from June 30, 2020. The increase was primarily driven by an increase in net loans outstanding.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of	March 31, 2021	June 30, 2020	Decrease Increase
Due from banks	$1,353	$1,870
Investments	90,690	84,161
Net loans outstanding [a]	215,560	202,158
Derivative assets, net	4,288	3,744
Other assets	5,034	4,871

Total Assets	$316,925	$296,804

Borrowings	259,425	243,240
Derivative liabilities, net	1,886	1,473
Other liabilities	13,028	11,704
Equity	42,586	40,387

Total Liabilities and Equity	$316,925	$296,804

a.	The fair value of IBRD’s loans was $218,763 million as of March 31, 2021 ($209,613 million – June 30, 2020).

10 IBRD Management’s Discussion and Analysis: March 31, 2021

Management’s Discussion and Analysis	Section III: Financial Results

Net Income

IBRD had net income of $1,927 million for the first nine months of FY21, compared with a net loss of $156 million during the same period in FY20. The increase in net income in FY21 YTD primarily reflects unrealized mark-to-market gains on the loan-related derivatives and the borrowing portfolio, mainly driven by the increase in interest rates from June 30, 2020 to March 31, 2021 (see Table 1 and Notes to Condensed Quarterly Financial Statements, Note K: Fair Value Disclosures, Table K11).

Results from Lending activities

Loan Interest Revenue, net

Loans are funded by equity and borrowings raised in the capital markets. The lending rates for all of IBRD’s loans are based on the underlying cost of the borrowings funding these loans.

For the first nine months of FY21, IBRD’s loan interest revenue, net was $1,313 million, a decrease of $335 million compared with the same period in FY20 (Figure 4). The decrease was driven mainly by the effect of the lower interest rates in the first nine months of FY21 (compared with the same period in FY20), on the portion of the loan portfolio that is sensitive to interest rate movements. This was partially offset by the higher lending volume during the period.

Under IBRD’s pricing policy, the cost of funding is passed on to borrowers. This pricing policy, combined with the effect of IBRD’s Other ALM derivatives, which moderates the impact of rates on the portion of the loan portfolio sensitive to interest rate movements, stabilizes the interest revenue earned from loans. The combined effect of the interest revenue from Other ALM derivatives, net, along with loan interest revenue, net was an increase of $37 million for the first nine months of FY21 compared to the same period of FY20.

Figure 3: Net Loans Outstanding

In billions of U.S. dollars

Table 3: Net Loans Outstanding activity

In millions of U.S. dollars

Net Loans outstanding as of June 30, 2020	$202,158
Activity during the period:
Gross loan disbursements	18,338
Loan repayments	(7,327)
Change in accumulated provision for loan losses [a]	313
Change in deferred loan income	(12)
Translation adjustments	2,090

Total activity	$13,402

Net Loans outstanding as of March 31, 2021	$215,560

a.	See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures.

Figure 4: Loan Interest Revenue, net

In millions of U.S. dollars, YTD

IBRD Management’s Discussion and Analysis: March 31, 2021 11

Management’s Discussion and Analysis	Section III: Financial Results

As of March 31, 2021, 81% of IBRD’s total loans outstanding after derivatives were denominated in U.S. dollars, and 19% were denominated in Euro. For the regional presentation of loans outstanding, see Notes to Condensed Quarterly Financial Statements, Note D: Loans and other exposures, Table D7.

Gross disbursements during the first nine months of FY21 were $18.3 billion, 50% higher compared with the same period in FY20 (Table 4), primarily due to a higher level of Development Policy Financing (DPF) disbursements.

Table 4: Gross Disbursements by Region

In millions of U.S. dollars

	2021		2020
For the nine months ended March 31,	Amount	% of total	Amount		% of total	Variance
Eastern and Southern Africa	$275	1%	$601		5%	$(326)
Western and Central Africa	89	*	105		1	(16)
East Asia and Pacific	3,462	19	2,539		20	923
Europe and Central Asia	2,673	15	2,301		19	372
Latin America and the Caribbean	6,909	38	3,800		31	3,109
Middle East and North Africa	2,294	13	1,557		13	737
South Asia	2,636	14	1,357		11	1,279

Total	$18,338	100%	$12,26	0	100%	$6,078

*	Indicates percentage less than 0.5%.

Net commitments during the first nine months of FY21 were $18.5 billion, 43% higher compared with the same period in FY20 (Table 5), primarily due to higher levels of DPF and Program for Results commitments.

Table 5: Net Commitments by Region

In millions of U.S. dollars

	2021		2020
For the nine months ended March 31,	Amount	% of total	Amount		% of total	Variance
Eastern and Southern Africa	$1,020	5%	$1,425		11%	$(405)
Western and Central Africa	500	3	-		-	500
East Asia and Pacific	3,243	17	1,686		13	1,557
Europe and Central Asia	2,731	15	2,768		21	(37)
Latin America and the Caribbean	6,840	37	3,251		25	3,589
Middle East and North Africa	2,136	12	1,738		14	398
South Asia	1,989	11	2,025		16	(36)

Total	$18,459	100%	$12,89	3	100%	$5,566

Results from Investing Activities

Investment Portfolio

IBRD’s net investment portfolio was $88.6 billion as of March 31, 2021 ($82.5 billion as of June 30, 2020). Of this amount, $85.7 billion related to the liquid asset portfolio ($79.9 billion as of June 30, 2020). See Notes to Condensed Quarterly Financial Statements, Note C: Investments. The

increase in the liquid asset portfolio is primarily due to proceeds from new debt issuances, partially offset by net loan disbursements during the period.

Net Investment Revenue

For the first nine months of FY21, IBRD’s net investment revenue was $83 million and remained stable compared with the same period in FY20.

12 IBRD Management’s Discussion and Analysis: March 31, 2021

Management’s Discussion and Analysis	Section III: Financial Results

Figure 5: Net Investment Portfolio

In billions of U.S. dollars

Figure 6: Net Investment Revenue

In millions of U.S. dollars, YTD

Results from Borrowing Activities

As of March 31, 2021, the borrowing portfolio totaled $254.8 billion, a $17.5 billion increase compared with June 30, 2020 (See Notes to Condensed Quarterly Financial Statements,

Note E: Borrowings). The increase was primarily due to net issuances of medium- and long-term debt during the period of $55.1 billion, which were highly diversified, with an average maturity of 8.6 years. The funds raised financed development lending operations and satisfied the liquidity requirements.

Figure 7: Borrowing Portfolio (original maturities)

In billions of U.S. dollars

Net Other Revenue

Net other revenue represents certain non-interest sources of revenue, which was $224 million higher in the first nine months of FY21, compared with the same period in FY20. The increase was mainly due to the higher earnings from Post-Employment Benefit Plan (PEBP).

Table 6: Net Other Revenue

In millions of U.S. dollars

For the nine months ended March 31,	2021	2020	Variance
Loan commitment fees	$86	$85	$1
Guarantee fees	10	11	(1)
Net Earnings from Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF)	117	(26)	143
PEF and PAF [a]	(7)	(111)	104
Others	1	24	(23)

Net other revenue (Table 1)	$207	$(17)	$224

a.

Amounts are fully offset by fair value changes in trades (facing counterparties) related to Pandemic Emergency Financing Facility (PEF) and Pilot Auction Facility for Methane and Climate Change Mitigation (PAF), which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1). All PEF related trades matured in July 2020.

IBRD Management’s Discussion and Analysis: March 31, 2021 13

Management’s Discussion and Analysis	Section III: Financial Results

Net Non-Interest Expenses

As shown in Table 7, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two institutions. The administrative expenses shown in Table 7 include costs related to IBRD-executed trust funds and other externally funded activities.

Figure 8: Net Non-Interest Expenses

In millions of U.S. dollars, YTD

Table 7: Net Non-Interest Expenses

In millions of U.S. dollars

For the nine months ended March 31,	2021	2020	Variance
Administrative and pension expenses
Staff costs	$729	$696	$33
Travel	8	105	(97)
Consultant and contractual services	269	257	12
Pension and other post-retirement benefits [a]	335	224	111
Communications and technology	43	36	7
Premises and equipment	87	91	(4)
Other expenses	23	20	3

Total administrative and pension expenses [b]	$1,494	$1,429	$65

Grant making facilities	17	17	-
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(310)	(330)	20
Other revenue	(203)	(214)	11

Total revenue from externally funded activities	$(513)	$(544)	$31

Net non-interest expenses (Table 1)	$998	$902	$96

a.	Includes all components of pension costs. See Notes to Condensed Quarterly Financial Statements, Note H: Pension and Other Post-Retirement Benefits.
b.	Includes expenses related to IBRD executed trust funds of $310 million for FY21 and $330 million for FY20.

Net non-interest expenses for the first nine months of FY21 increased compared with the same period last year. This is primarily due to a) the increase in pension costs driven by a decrease in the discount rate, which resulted in higher amortization of unrecognized actuarial losses, and b) an increase in the share of costs allocated to IBRD. The increase in administrative expenses was partially offset by a significant reduction in travel costs due to COVID-19.

Unrealized mark-to-market gains/losses on non-trading portfolios

Unrealized mark-to-market gains and losses associated with the non-trading portfolios, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For the first nine months of FY21, $1,431 million of net unrealized mark-to-market gains ($674 million net unrealized mark-to-market losses for same period in FY20) were excluded from reported net income to arrive at allocable income (see Table 1 and Notes to Condensed Quarterly Financial Statements, Note K: Fair Value Disclosures, Table K11).

14 IBRD Management’s Discussion and Analysis: March 31, 2021

Management’s Discussion and Analysis	Section III: Financial Results

Loan Portfolio

Loans are reported at amortized cost, whereas the derivatives which convert the loans from fixed-rate to variable-rate instruments for asset liability management purposes, are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, this is not reflected in the reported net income. Net income includes only the unrealized mark to market gains and losses on loan related derivatives, which for the first nine months of FY21 was a gain of $2,937 million, primarily due to the increase in interest rates during the period. See Section IV: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.

Borrowing Portfolio

IBRD’s bonds and the related derivatives are reported at fair value, and, therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are offset by unrealized mark-to-market gains and losses on the associated bonds, except for changes in IBRD’s own credit, referred to as the Debit Valuation Adjustment (DVA) which are recorded in Accumulated Other Comprehensive Loss (AOCL) as required by U.S. GAAP. For the first nine months of FY21, the DVA represents $1,585 million of unrealized mark-to-market losses resulting mainly from the tightening of IBRD’s credit spreads relative to LIBOR during the period. As of March 31, 2021, IBRD’s Condensed Balance Sheet included a cumulative DVA of $371 million loss reflected in AOCL, associated with the changes in its own credit for financial liabilities measured under the fair value option (See Notes to the Condensed Quarterly Financial Statements, Note K – Other Fair Value Disclosures).

Other ALM Portfolio

IBRD uses derivatives to stabilize its interest revenue from the portion of loans funded by equity. The Other ALM portfolio consists of derivatives which convert variable rate cash flows to fixed rate cash flows. For the first nine months of FY21, IBRD recorded unrealized mark to market losses of $1,637 million on this portfolio primarily due to the increase in interest rates during the period. As of March 31, 2021, the duration of this portfolio was 3.9 years.

Transfers to Affiliated Organizations

Since 1964, IBRD has made transfers to IDA out of its net income, upon approval by the Governors. Under a formula-based approach for IBRD’s income support to IDA, the amount of income transfer recommended for IDA is a function of IBRD’s financial results. On January 25, 2021, the Board of Governors approved a transfer of $331 million to IDA, which was made on February 1, 2021.

IBRD Management’s Discussion and Analysis: March 31, 2021 15

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management, and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

i.	Business units are responsible for directly managing risks in their respective functional areas,

ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and

iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Risk Oversight and Coverage

The CRO oversees both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

Management of IBRD’s Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

16 IBRD Management’s Discussion and Analysis: March 31, 2021

Management’s Discussion and Analysis	Section IV: Risk Management

Coronavirus Disease 2019 (COVID-19) Outbreak

The outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

In light of COVID-19, IBRD faces additional credit, market and operational risks for its activities. IBRD continues to monitor developments and to manage the risks associated with all its portfolios.

As of March 31, 2021, IBRD had sufficient resources to meet its liquidity requirements and continues to have access to capital market resources, despite market volatility. The liquid asset portfolio was 126% of the Target Liquidity Level. In the first nine months in FY21, IBRD continued to maintain a robust liquidity position and flexibility to access the necessary liquidity resources.

Management remains vigilant in assessing funding needs in the medium and longer-term to manage the effect of possible severe market movements.

As of the reporting date, country credit risk and counterparty credit risk remain in line with the existing governance framework and established credit limits. The loan loss provisions reflect IBRD’s current assessment of country risk ratings. The fair values of related financial instruments reflect counterparty credit risk in IBRD’s portfolios. Developments in the market continue to be closely monitored and managed.

Home-based work continues in most IBRD offices throughout the world, with certain exceptions, in line with IBRD’s Business Continuity Procedure. In addition, IBRD has adopted other prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and holding public events in virtual format.

While the duration of the COVID-19 pandemic and its effects are difficult to predict at this time, IBRD has continued to respond to demand and operate its core business functions effectively by utilizing technology for remote work, and by leveraging extensive local presence in client countries around the world.

Management has an office reopening framework that prioritizes staff health and safety while taking into consideration risks including business continuity. The office reopening framework provides for the incremental return to office and on-site business activities in stages or “tiers,” allowing for enough time in between tiers to assess risk and preparedness indicators. IBRD continues to monitor risks associated with COVID-19 and prepare plans to respond in case the situation deteriorates.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon.

As shown in Table 8, IBRD’s equity-to-loans ratio decreased to 22.4% as of March 31, 2021, from 22.8% as of June 30, 2020, mainly due to the increase in loan exposure, and remained above the 20% minimum ratio under the strategic capital adequacy framework. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

IBRD Management’s Discussion and Analysis: March 31, 2021 17

Management’s Discussion and Analysis	Section IV: Risk Management

Table 8: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of	March 31, 2021	June 30, 2020	Total	Due to Activities	Due to Translation Adjustments
Usable paid-in capital	$18,287	$17,288	$999	$947	$52
Special reserve	293	293	-	-	-
General reserve [a]	30,387	30,387	-	-	-
Cumulative translation adjustment [b]	(372)	(737)	365	-	365
Other adjustments	134	(93)	227	203	24

Equity (usable equity)	$48,729	$47,138	$1,591	$1,150	$441

Loans exposure	$217,346	$204,231	$13,115	$11,011	$2,104
Present value of guarantees	3,013	3,264	(251)	(326)	75
Effective but undisbursed DDOs	-	1,834	(1,834)	(1,834)	-
Related accumulated provisions	(1,663)	(1,669)	6	19	(13)
Deferred loan income	(490)	(474)	(16)	(12)	(4)
Other exposures	(725)	(727)	2	2	-

Loans (total exposure)	$217,481	$206,459	$11,022	$8,860	$2,162

Equity-to-Loans Ratio	22.4%	22.8%

a.	June 30, 2020 amount includes the proposed transfer to the General Reserve, which was approved by IBRD’s Executive Directors on August 7, 2020.
b.	Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation in the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

18 IBRD Management’s Discussion and Analysis: March 31, 2021

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 9: Country Exposures as of March 31, 2021 In billions of U.S. dollars

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers, accounts for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for 61% of IBRD’s total exposure as of March 31, 2021.

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL).

The SBL framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. Under this system, for FY21 the SBL is $23.5 billion for highly creditworthy countries below the GDI, and $20.5 billion for highly creditworthy countries above the GDI.

Accumulated Provision for Losses on Loans and Other Exposures

Beginning July 1, 2020, IBRD records a provision to reflect the expected losses inherent in its loan and other exposures, including protection provided under Exposure Exchange Agreements. Prior to July 1, 2020, the provision was determined based on the incurred loss model. On July 1, 2020, IBRD recorded a transition adjustment of $203 million, increasing the opening balance of retained earnings. This adjustment represented the difference between the previous method and CECL (see Notes to Condensed Quarterly Financial

Statements, Note A – Summary of Significant Accounting and Related Policies). For the first nine months of FY21, IBRD recorded a provision for losses on loans and other exposures of $184 million, primarily reflecting an increase in the severity of loss given default due to the increase in the implied forward interest rates during the period.

As of March 31, 2021, IBRD’s accumulated provision for losses on loans and other exposures was $1,682 million, including $331 million of accumulated provision related to Loan commitments (see Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures). This was less than 1% of the underlying exposures ($1,698 million as of June 30, 2020, less than 1% of total exposures).

As of March 31, 2021, 0.2% of IBRD’s loans were in nonaccrual status, all to Zimbabwe. During the first nine months of FY21, IBRD did not receive any payments towards overdue interest and principal from Zimbabwe ($1.5 million for FY20 YTD). (See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures).

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

IBRD Management’s Discussion and Analysis: March 31, 2021 19

Management’s Discussion and Analysis	Section IV: Risk Management

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities, Corporates, and Time Deposits). IBRD’s overall commercial counterparty credit exposure increased by $6.2 billion during the first nine months of FY21, to $89.5 billion as of March 31, 2021, consistent with the increase in the investment portfolio.

As shown in Table 9, the credit quality of IBRD’s investment portfolio remains concentrated in the upper end of the credit spectrum, with 68% of the portfolio rated AA or above and the remainder predominantly rated A. The exposures with the AAA and AA rated counterparties primarily relate to sovereign debt and time deposits. The A rated counterparties principally consist of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of March 31, 2021
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$23,432	$10,622	$-	$34,054	38%
AA	2,459	23,930	639	27,028	30
A	14,257	13,905	207	28,369	32
BBB	1	46	-	47	*
BB or lower/unrated	38	7	-	45	*

Total	$40,187	$48,510	$846	$89,543	100%

	As of June 30, 2020
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$22,620	$14,069	$-	$36,689	44%
AA	2,109	23,226	683	26,018	31
A	11,128	9,245	215	20,588	25
BBB	1	38	-	39	*
BB or lower/unrated	41	5	-	46	*

Total	$35,899	$46,583	$898	$83,380	100%

a.  Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating if an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates amount less than $0.5 million or percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (See Table 10).

IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of March 31, 2021, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

20 IBRD Management’s Discussion and Analysis: March 31, 2021

Management’s Discussion and Analysis	Section IV: Risk Management

Table 10: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of March 31, 2021
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$10,570	$1,241

Affiliated Organization	Derivatives	Intermediation on behalf of IDA	988	11

Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	3,152	310

			$14,710	$1,562

Effect of Changes in Credit Spreads

The sensitivity of IBRD’s portfolios to changes in credit spreads is shown in the table below, where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in credit spreads.

Table 11: Effect of Credit on IBRD’s Portfolios

In millions of U.S. dollars

As of March 31, 2021	Credit Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$114
Loan portfolio [b]	(5)
Other ALM portfolio	(* )
Investment portfolio	(3)

Total gains	$106

a. Excludes CVA and DVA on derivatives. b. If loans were measured at fair value.
* Sensitivity is marginal.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is shown in the table below where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in interest rates.

Table 12: Effect of Interest Rates on IBRD’s Portfolios

In millions of U.S. dollars

As of March 31, 2021	Interest Rate Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$5
Loan portfolio [b]	(4)
Other ALM portfolio	(17)
Investment portfolio	(1)

Total losses	$(17)

a. After the effects of derivatives. b. If loans were measured at fair value.

IBRD Management’s Discussion and Analysis: March 31, 2021 21

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 10 illustrates how the use of derivatives affects the overall sensitivity of the borrowing, loan, Other ALM and investment portfolios. It illustrates the extent to which each portfolio is economically hedged. For example, for the borrowing portfolio a one-basis-point upward parallel shift in interest rates would result in $114 million of unrealized mark-to-market gains on bonds which would be offset by $109 million of unrealized mark-to-market losses on swaps. Loans are illustrated as if they were measured at fair value.

Figure 10: Sensitivity to Interest Rates as of March 31, 2021

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Low Interest Rate Environment

Loans to borrowing countries

Under IBRD’s loan agreements, if an interest rate formula yields a negative rate, the interest rate is fixed at zero.

Liquid Asset Portfolio

IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in IBRD’s MD&A as of June 30, 2020). Low and negative fixed interest rates present a challenge for the investment of the liquid asset portfolio. However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating basis. In the first nine months of FY21, despite the low interest rate environment, IBRD was able to generate a positive return, net of funding costs on its liquid asset portfolio (see Table 1).

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed-spread loan pricing, both of which can be changed at Management’s discretion:

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan

•	Risk premium: a charge for the risk that actual funding costs are higher than projected

See discussion of recent changes in the section below on Alternative Reference Rate.

Liquid Asset Portfolio Spread Exposure

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolios’ London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark but can generate mark-to-market losses if their spreads relative to LIBOR widen.

22 IBRD Management’s Discussion and Analysis: March 31, 2021

Management’s Discussion and Analysis	Section IV: Risk Management

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.

Alternative Reference Rate

In July 2017, the Financial Conduct Authority (FCA), the regulator of LIBOR, announced that it will no longer compel panel banks to submit rates required to calculate LIBOR after December 31, 2021 and, therefore, market participants, including IBRD and its borrowers need to move to alternative reference rates because the availability of LIBOR after this date is not a certainty. In March 2021, the FCA confirmed that all the LIBOR settings will either cease to be provided by any administrator or no longer be representative, as follows:

•	All sterling, euro, Swiss franc and Japanese yen LIBOR settings, and the 1-week and 2-month USD LIBOR settings, will cease immediately following publication on December 31, 2021.

•	All remaining USD LIBOR settings, including the 6-month USD LIBOR used as the reference rate for IBRD and IDA loans, will cease immediately following its publication on June 30, 2023.

The regulators stated that the delay in the publication of the USD LIBOR rates beyond December 31, 2021 is a concession to allow market participants to transition existing contracts, but that no new LIBOR contracts should be entered into after December 31, 2021.

Although, the transition from LIBOR is faced with numerous challenges, the transition decision is aimed at increased transparency in the financial markets by better aligning the alternative reference rates with actual market transactions.

IBRD previously completed an initial impact assessment of its exposure, both quantitatively and qualitatively, to LIBOR and developed an implementation roadmap for the LIBOR transition. In FY20, IBRD’s Executive Directors endorsed an omnibus amendment process with borrowers for loan agreements to address the replacement of LIBOR, allowing IBRD to maintain and preserve the pre-existing relationship between its funding costs and lending rates and maintain the principles of fairness and equivalence for any replaced reference rate. The contract amendments will enable similar treatment to all loans by bringing the fallback provisions related to changes in the reference rate in the General Conditions into conformity with the revised General Conditions of December 2018. The new language permits IBRD to transition the interest rate to alternative reference rates when a suitable alternative is available, and it is appropriate to do so. During FY21, IBRD distributed loan agreement omnibus amendments to borrowers. To date, IBRD has made significant progress in securing counter-signature of the omnibus amendments from borrowers. IBRD is actively working through this transition and is analyzing the impact from multiple perspectives: lending, funding, accounting, operations, information technology, liquidity investing, risk and legal, considering the portfolio of existing loans and other instruments that use LIBOR as a benchmark.

As the market undergoes fundamental changes due to the transition to alternative reference rates, as a part of its interest rate risk management, on January 26, 2021, IBRD’s Executive Directors approved a suspension of the offering of loans on fixed spread terms, as well as suspension of a related conversion feature from the variable spread terms to fixed spread terms, effective from April 1, 2021. An existing feature to permit fixing of the reference rate in loans with variable spread terms remains. IBRD will continue to work with key stakeholders, including internal subject matter experts, senior management, borrowers, industry groups and other market participants, to mitigate potential financial and operational risks to which IBRD is exposed and to ensure an orderly transition to the alternative reference rates. IBRD is managing the transition prudently and in a cost-effective manner.

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies

IBRD Management’s Discussion and Analysis: March 31, 2021 23

Management’s Discussion and Analysis	Section IV: Risk Management

are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to absorb unexpected losses from arrears on loan repayments better, regardless of exchange movements. As a result, exchange rate movements during the period generally do not have an impact on the overall equity-to-loans ratio.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150% maximum guideline (150% of Target Liquidity Level) applies to the portfolio and it continues to function as a guideline rather than a hard ceiling (see Table 13).

Table 13: Liquidity Levels for FY21

	In billions of U.S. dollars	% Of Target Liquidity Level

Target Liquidity Level	68.0

Guideline Maximum Liquidity Level	102.0	150%

Prudential Minimum Liquidity Level	54.4	80%

Liquid Asset Portfolio as of March 31, 2021	85.7	126%

The FY21 Target Liquidity Level is $2 billion higher than the prior year, reflecting the higher Prudential Minimum, which was due to the higher projected debt service for FY21.

Operational Risk

Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, data and cyber security, business continuity, and third-party vendor risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

24 IBRD Management’s Discussion and Analysis: March 31, 2021

Management’s Discussion and Analysis	Section V: Governance

Section V: Governance

Senior Management Changes

There were no Senior Management changes during the period.

IBRD Management’s Discussion and Analysis: March 31, 2021 25

Management’s Discussion and Analysis

List of Tables, Figures and Boxes

Tables

Table 1: Condensed Statement of Income	10
Table 2: Condensed Balance Sheet	10
Table 3: Net Loans Outstanding activity	11
Table 4: Gross Disbursements by Region	12
Table 5: Net Commitments by Region	12
Table 6: Net Other Revenue	13
Table 7: Net Non-Interest Expenses	14
Table 8: Equity-to-Loans Ratio	18
Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating	20
Table 10: Non-Commercial Counterparty Credit Risk	21
Table 11: Effect of Credit on IBRD’s Portfolios	21
Table 12: Effect of Interest Rates on IBRD’s Portfolios	21
Table 13: Liquidity Levels for FY21	24
Figures
Figure 1: IBRD’s Financial Business Model	7
Figure 2: Sources and Uses of Revenue	8
Figure 3: Net Loans Outstanding	11
Figure 4: Loan Interest Revenue, net	11
Figure 5: Net Investment Portfolio	13
Figure 6: Net Investment Revenue	13
Figure 7: Borrowing Portfolio (original maturities)	13
Figure 8: Net Non-Interest Expenses	14
Figure 9: Country Exposures as of March 31, 2021	19
Figure 10: Sensitivity to Interest Rates as of March 31, 2021	22
Box
Box 1: Selected Financial Data	2

26 IBRD Management’s Discussion and Analysis: March 31, 2021

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

March 31, 2021

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 27

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2021 (Unaudited)	June 30, 2020 (Unaudited)
Assets

Due from banks—Notes C and K

Unrestricted cash	$1,233	$1,748

Restricted cash	120	122

	1,353	1,870

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $32 million—March 31, 2021; $8 million—June 30, 2020)—Notes C and K	90,350	83,767

Securities purchased under resale agreements—Notes C and K	340	394

Derivative assets, net—Notes C, E, F and K	4,288	3,744

Loans outstanding—Notes D, I and K

Total loans approved	285,295	274,047

Less undisbursed balance (including signed loan commitments of $55,226 million — March 31, 2021, and $54,834 million —June 30, 2020)	(67,949)	(69,816)

Loans outstanding	217,346	204,231

Less:

Accumulated provision for loan losses	(1,296)	(1,599)

Deferred loan income	(490)	(474)

Net loans outstanding	215,560	202,158

Other assets—Notes C, D, E, I and K	5,034	4,871

Total assets	$316,925	$296,804

28 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

	March 31, 2021 (Unaudited)	June 30, 2020 (Unaudited)
Liabilities

Borrowings—Notes E and K	$259,425	$243,240

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received— Notes C and K	81	36

Derivative liabilities, net—Notes C, E, F and K	1,886	1,473

Other liabilities—Notes C, D and I	12,947	11,668

Total liabilities	274,339	256,417

Equity

Capital stock—Note B

Authorized capital (2,783,873 shares—March 31, 2021, and June 30, 2020)

Subscribed capital (2,452,123 shares—March 31, 2021, and 2,387,388 shares—June 30, 2020)	295,812	288,002

Less uncalled portion of subscriptions	(276,836)	(269,968)

Paid-in capital	18,976	18,034

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(332)	(373)

Receivable amounts to maintain value of currency holdings	(209)	(299)

Deferred amounts to maintain value of currency holdings	(92)	(14)

Retained earnings (see Condensed Statement of Changes in Retained Earnings and Note G)	30,895	28,765

Accumulated other comprehensive loss—Note J	(6,652)	(5,726)

Total equity	42,586	40,387

Total liabilities and equity	$316,925	$296,804

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 29

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2021	2020	2021	2020
Net interest revenue

Interest revenue
Loans, net—Note D	$479	$1,116	$1,733	$3,626
Other asset/liability management derivatives, net	160	53	440	68
Investments-Trading, net	43	304	175	1,059
Other, net	2	(135)	(4)	(90)

Borrowing expenses, net—Note E	(93)	(897)	(580)	(3,085)

Interest revenue, net of borrowing expenses	591	441	1,764	1,578

Provision for losses on loans and other exposures—Note D	(130)	(49)	(185)	(79)

Non-interest revenue
Revenue from externally funded activities—Note I	182	193	513	544
Commitment charges—Note D	29	29	86	85
Other	11	8	28	50

Total	222	230	627	679

Non-interest expenses

Administrative—Notes H and I	(500)	(490)	(1,486)	(1,470)

Pension, net—Note H	(2)	13	(8)	41

Contributions to special programs	(2)	-	(17)	(17)

Other	(6)	(7)	(17)	(17)

Total	(510)	(484)	(1,528)	(1,463)

Board of Governors-approved and other transfers—Note G	(331)	-	(411)	(340)

Non-functional currency translation gains, net	90	44	46	60

Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net—Notes F and K	50	(60)	179	86

Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes D, E, F and K	599	(722)	1,435	(677)

Net income (loss)	$581	$(600)	$1,927	$(156)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

30 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2021	2020	2021	2020
Net income (loss)	$581	$(600)	$1,927	$(156)
Other comprehensive income—Note J
Reclassification to net income:
Amortization of unrecognized net actuarial losses	94	43	283	129
Amortization of unrecognized prior service costs	6	5	18	17
Net change in Debit Valuation Adjustment (DVA) on Fair Value option elected liabilities	(411)	1,708	(1,585)	1,544
Currency translation adjustment on functional currency	(354)	(180)	358	(270)

Total other comprehensive (loss) income	(665)	1,576	(926)	1,420

Comprehensive (loss) income	$(84)	$976	$1,001	$1,264

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2021	2020
Retained earnings at beginning of the fiscal year	$28,765	$28,807
Cumulative effect of change in accounting principle—Notes A, D and G	203	-
Net income (loss) for the period	1,927	(156)

Retained earnings at end of the period	$30,895	$28,651

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 31

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2021	2020
Cash flows from investing activities
Loans
Disbursements	$(18,309)	$(12,231)
Principal repayments	7,246	6,908
Principal prepayments	81	251
Loan origination fees received	21	9
Net derivatives-loans	36	29
Other investing activities, net	(134)	(211)

Net cash used in investing activities	(11,059)	(5,245)

Cash flows from financing activities
Medium and long-term borrowings
New issues	54,751	50,052
Retirements	(38,490)	(52,641)
Short-term borrowings (original maturities greater than 90 days)
New issues	17,626	18,240
Retirements	(16,669)	(17,477)
Net short-term borrowings (original maturities less than 90 days)	(1,751)	5,098
Net derivatives-borrowings	(593)	(1,220)
Capital subscriptions	942	556
Other financing activities, net	-	1

Net cash provided by financing activities	15,816	2,609

Cash flows from operating activities
Net income (loss)	1,927	(156)
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(1,435)	677
Non-functional currency translation gains, net	(46)	(60)
Depreciation and amortization	448	698
Provision for losses on loans and other exposures	185	79
Changes in:
Investment portfolio	(6,418)	2,590
Other assets and liabilities	(17)	(465)

Net cash (used in) provided by operating activities	(5,356)	3,363

Effect of exchange rate changes on unrestricted and restricted cash	82	(43)

Net (decrease) increase in unrestricted and restricted cash	(517)	684
Unrestricted and restricted cash at beginning of the fiscal year	1,870	895

Unrestricted and restricted cash at end of the period	$1,353	$1,579

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$2,104	$(2,158)
Investment portfolio	198	14
Borrowing portfolio	(1,463)	(1,040)
Capitalized loan origination fees included in total loans	30	29
Interest paid on borrowing portfolio	1,111	3,338

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

32 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2020, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2020, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

Accounting Standards evaluated:

In January 2021, the FASB issued ASU 2021-01 - Reference Rate Reform (Topic 848): Scope. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts affected by certain changes in the interest rates used in computations affected by reference rate reform activities. IBRD adopted the standard prospectively effective March 31, 2021, as permitted by the ASU, and the adoption did not have a material impact on the financial statements.

In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burden of the expected market transition from LIBOR and other interbank offered rates. To be eligible for the optional expedients, modifications of contractual terms that change (or have the potential to change) the amount or timing of contractual cash flows must be related only to replacement of a reference rate. The relief is temporary and is only available through December 31, 2022. IBRD will apply the standard consistently to contractual amendments made to all applicable floating rate instruments indexed to IBOR (inter-bank offered rate). IBRD adopted the standard effective June 30, 2020 and the adoption did not have a material impact on the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The guidance became effective for IBRD on July 1, 2020. The adoption of this ASU had no material impact on IBRD’s financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which amends ASC 350-40. The guidance became effective for IBRD on July 1, 2020. The adoption of this ASU had no material impact on IBRD’s financial statements.

In August 2018, the FASB issued ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 disclosure requirements related to defined benefit pension and other postretirement plans for annual periods. The guidance will be effective for IBRD for the annual financial statements for the fiscal year ending June 30, 2021. IBRD evaluated this ASU and determined that the impact on the financial statements is not material.

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 33

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL ASU). The ASU and its subsequent amendments introduce a new model for the accounting of credit losses on loans and other financial assets measured at amortized cost. The current expected credit loss (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASUs require enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses.

For IBRD, the ASUs became effective on July 1, 2020. The transition adjustment increased retained earnings by $203 million, which reflects the decrease in the expected credit losses relating to loans and other exposures under CECL compared to the previous “incurred loss” model. The impact is mainly driven by the use of implied forward interest rates under CECL compared to historical average interest rates under the previous methodology. Implied forward interest rates declined to historically low levels in the context of the global pandemic. This impact was partially offset by the inclusion of signed loan commitments in the determination of the provision and the requirement to provision over the full life of IBRD’s long maturity profile credit exposures.

See the table below for details of the CECL transition adjustment as of July 1, 2020. The transition adjustment had no impact on the Statement of Income. See Note D — Loans and Other Exposures and Note G — Retained Earnings, Allocations and Transfers, for additional details.

In millions of U.S. dollars

	Location on the Condensed Balance Sheet	June 30, 2020 As reported	Impact of the adoption of the CECL ASU	July 1, 2020 Adjusted

Accumulated provision related to:
Loans outstanding	Accumulated provision for loan losses	$1,599	$(465)	$1,134
Signed loan commitments	Other liabilities	-	298	298
Other exposures	Other liabilities	99	(47)	52

Total impact on accumulated provision		$1,698	$(214)	$1,484

Recoverable asset relating to guarantees received under the Exposure Exchange Agreements (EEAs)	Other assets	$(28)	$11	$(17)

Retained earnings		$28,765	$203	$28,968

As a result of the implementation of the CECL ASU, the significant accounting policies have been updated as follows.

Accumulated Provision for Losses on Loans and Other Exposures: Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the expected losses inherent in IBRD’s exposures. The exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. For countries in accrual status, these exposures are grouped in pools of borrowers with similar risk ratings. The expected credit losses related to loans and other exposures are calculated over the life of the instruments by multiplying the annual expected exposures by the expected default frequency (probability of default to IBRD) and by the estimated severity of the loss given default. The provision for expected losses on loans is the sum of the expected annual losses over the expected life of the instruments. The total exposure for provisioning under CECL is the current exposure and the expected exposure over the life of the instrument. Each risk rating is mapped to the annual expected default frequencies using IBRD’s credit migration matrix, based on historical observations of credit ratings at the beginning and at the end of each year. Expected losses on loan exposures comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as the economic loss due to delays in receiving payments. The severity of loss given default is determined at each balance sheet date, based on historical experience as well as parameters adjusted for current conditions during the reasonable and supportable forecast period of IBRD. The severity of loss is dependent on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest severity associated with IDA. The borrower’s eligibility is assessed at least annually. The main factors used to determine the loss severity are the delays in receiving loan payments resulting in economic losses to IBRD based on the effective interest rate of the exposure, as well as the length of time in nonaccrual status.

For the calculation of expected credit losses, IBRD applies a three-year reasonable and supportable forecast period, as IBRD has the most reliable and available economic data during this period. IBRD also applies ten-year straight-line reversion to mean to reflect the historical pattern of rating migration to mean of its loan portfolio. All exposures for countries in nonaccrual status are individually assessed.

34 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

Loan commitments: Following the implementation of CECL, IBRD now records a provision for expected losses on undisbursed loan commitments including Deferred Drawdown Options (DDOs), when signed. The signature of the loan agreement is a binding event that prevents IBRD from withdrawing from the agreement unconditionally. The projected disbursements of signed loan commitments, adjusted by the cancellations based on historical experience, is multiplied by the probability of losses and loss given default to determine the expected credit losses. The provision is included in Other liabilities on the Condensed Balance Sheet.

Guarantees: IBRD records a contingent liability for the expected losses related to guarantees over the projected life of the instruments, which is determined based on the estimated exposure at default multiplied by the corresponding loss given default and the expected default probability for the projected life of the guarantee.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares:

Table B1: IBRD’s shares

	Authorized shares	Subscribed shares
As of June 30, 2019	2,783,873	2,320,659
General Capital Increase/Selective Capital Increase (GCI/SCI)	-	66,729

As of June 30, 2020	2,783,873	2,387,388
GCI/SCI	-	64,735

As of March 31, 2021	2,783,873	2,452,123

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:

Table B2: IBRD’s capital

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital

As of June 30, 2019	$279,953	$(262,892)	$17,061
GCI/SCI	8,049	(7,076)	973

As of June 30, 2020	288,002	(269,968)	18,034
GCI/SCI	7,810	(6,868)	942

As of March 31, 2021	$295,812	$(276,836)	$18,976

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or guaranteeing loans.

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion over a five-year period ending October 1, 2023. As of March 31, 2021, the cumulative subscription payments received under the 2018 capital increases was $2.5 billion.

NOTE C—INVESTMENTS

As of March 31, 2021, IBRD’s investments include the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), the Postretirement Contribution Reserve Fund (PCRF) and the Local Currency Market Development (LCMD) investments. LCMD investments are investments in sovereign bonds denominated in the local currencies of less developed markets and funded by borrowings in the same currency with matching volume, payment and maturity characteristics.

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 35

The composition of IBRD’s net investment portfolio is as follows:

Table C1: Net investment portfolio composition

In millions of U.S. dollars

	March 31, 2021	June 30, 2020
Net Investment Portfolio
Liquid asset portfolio	$85,732	$79,908
PEBP holdings	2,296	1,847
PCRF holdings	529	450
AMC holdings	10	239
LCMD investments	38	41

Total	$88,605	$82,485

Investments held by IBRD are designated as trading and reported at fair value, or at face value which approximates fair value. As of March 31, 2021, Investments were primarily comprised of government and agency obligations, and time deposits (55% and 41%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of March 31, 2021, the largest holdings of Investments from a single counterparty were Japanese Government Instruments (14%) and U.S. Treasuries (9%). Over 99% of IBRD’s investments as of March 31, 2021 were rated A and above, by a major rating agency.

A summary of IBRD’s Investments-Trading is as follows:

Table C2: Investments composition

In millions of U.S. dollars

	March 31, 2021	June 30, 2020
Government and agency obligations	$49,664	$48,449
Time deposits	37,342	30,982
Asset-Backed Securities (ABS)	1,660	3,012
Alternative investments [a]	1,227	942
Equity securities [a]	457	382

Total	$90,350	$83,767

a.	Related to PEBP holdings. Alternative investments are comprised of investments in hedge funds, private equity funds and real estate funds, at net asset value (NAV).

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

Table C3: Net investment portfolio position

In millions of U.S. dollars

	March 31, 2021	June 30, 2020
Investments-Trading	$90,350	$83,767
Securities purchased under resale agreements	340	394
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(2,125)	(2,161)
Derivative assets
Currency swaps and forward contracts	992	169
Interest rate swaps	23	51
Other	1	3

Total derivative assets	1,016	223

Derivative liabilities
Currency swaps and forward contracts	(504)	(625)
Interest rate swaps	(520)	(328)
Other	(3)	(2)

Total derivative liabilities	(1,027)	(955)

Cash held in investment portfolio [b]	1,034	1,430
Receivable from investment securities traded and other assets [c]	191	193
Payable for investment securities purchased [d]	(1,174)	(406)

Net investment portfolio	$88,605	$82,485

a.  Includes $2,092 million of cash collateral received from counterparties under derivative agreements ($2,152 million—June 30, 2020).

b.  This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.

c.  This amount is included in Other assets on the Condensed Balance Sheet.

d.  This amount includes $168 million of liabilities related to PCRF payable, which is included in Other liabilities on the Condensed Balance Sheet ($141 million—June 30, 2020) and $97 million of liabilities related to short sales ($162 million—June 30, 2020).

36 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements that contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD for swap transactions:

Table C4: Collateral received

In millions of U.S. dollars

	March 31, 2021	June 30, 2020
Collateral received
Cash	$2,092	$2,152
Securities	1,992	1,011

Total collateral received	$4,084	$3,163

Collateral permitted to be repledged	$4,084	$3,163
Amount of collateral repledged	-	-
Amount of cash collateral invested	1,152	888

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and Mortgage-backed securities. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of March 31, 2021 and June 30, 2020, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements.

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

As of March 31, 2021, liabilities relating to securities transferred under repurchase or securities lending agreements amounted to $33 million ($9 million — June 30, 2020) and there were no unsettled trades relating to repurchase or securities lending agreements.

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 37

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2021 and June 30, 2020, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $340 million ($396 million—June 30, 2020). As of March 31, 2021, and June 30, 2020, none of these securities had been transferred.

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (together, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Signed loan commitments (including DDOs and Irrevocable Commitments), Exposures to Member Countries’ Derivatives, and Guarantees. As of March 31, 2021, all IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk as well as the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

As permitted by CECL, IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures. As of March 31, 2021, accrued interest receivable on loans of $791 million is included in Other assets in the Condensed Balance Sheet ($987 million— June 30, 2020).

As of March 31, 2021, only 0.2% of IBRD’s loans were in nonaccrual status and related to one borrower. The total accumulated provision for losses on accrual and nonaccrual loans accounted for 0.6% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk and high-risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payment risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses as sovereign exposures are grouped in pools of borrowers with similar risk ratings for the purpose of the calculation of the expected credit losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

An assessment was performed to determine whether a qualitative adjustment was needed to reflect the impact of COVID-19 in the loan loss provision as of March 31, 2021. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.

The following tables provide an aging analysis of the loans outstanding:

Table D1: Loan portfolio aging structure

In millions of U.S. dollars

	As of March 31, 2021
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk class
Low	$-	$-	$-	$-	$-	$-	$23,977	$23,977
Medium	-	-	-	-	-	-	90,668	90,668
High	8	-	8	-	-	16	102,252	102,268

Loans in accrual status	8	-	8	-	-	16	216,897	216,913
Loans in nonaccrual status	-	-	-	-	433	433	-	433

Total	$8	$-	$8	$-	$433	$449	$216,897	$217,346

38 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

Table D1.1

In millions of U.S. dollars

	As of June 30, 2020
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk class
Low	$-	$-	$-	$-	$-	$-	$23,424	$23,424
Medium	-	-	-	-	-	-	90,719	90,719
High	-	-	-	-	-	-	89,655	89,655

Loans in accrual status	-	-	-	-	-	-	203,798	203,798
Loans in nonaccrual status	-	-	-	-	433	433	-	433

Total	$-	$-	$-	$-	$433	$433	$203,798	$204,231

IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date.

The table below discloses the outstanding balances of IBRD’s loan portfolio as of March 31, 2021, classified by the year the loan agreement was signed.

Table D2: Loan portfolio vintage disclosure

In millions of U.S. dollars

	March 31, 2021
	Fiscal Year (Origination)								Loans
							CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	outstanding as of March 31, 2021
	2021	2020	2019	2018	2017	Prior Years
Risk
Low	$-	$78	$622	$212	$1,728	$21,337	$-	$-	$23,977
Medium	4,124	5,748	3,086	3,765	3,953	68,002	770	1,220	90,668
High	2,992	5,472	6,502	6,101	8,212	71,999	501	489	102,268

Loans in accrual status	7,116	11,298	10,210	10,078	13,893	161,338	1,271	1,709	216,913
Loans in nonaccrual status	-	-	-	-	-	433	-	-	433

Total	$7,116	$11,298	$10,210	$10,078	$13,893	$161,771	$1,271	$1,709	$217,346

The amounts of Catastrophe Deferred Drawdown Option (CAT DDOs) converted to term loans during the three and nine months ended March 31, 2021, are $150 million and $238 million, respectively.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures. Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.

Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Statement of Income. In addition, reasonableness of the inputs used is reassessed on a periodic basis, at least annually.

The balance of accumulated provision as of July 1, 2020 was decreased by the $214 million transition adjustment recorded upon adoption of CECL on that date. The transition adjustment corresponds to the difference between the accumulated provision calculated under the “incurred loss” model and the CECL model.

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 39

Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

Table D3: Accumulated provision

In millions of U.S. dollars

	March 31, 2021				June 30, 2020
	Loans outstanding	Loan commitments	Other [a]	Total	Loans outstanding	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,599	$-	$99	$1,698	$1,574	$114	$1,688
CECL transition adjustment	(465)	298	(47)	(214)	-	-	-

Adjusted accumulated provision, beginning of the fiscal year	1,134	298	52	1,484	1,574	114	1,688
Provision - charge (release)	153	30	2	185	32	(14)	18
Translation adjustment	9	3	1	13	(7)	(1)	(8)

Accumulated provision, end of the period/fiscal year	$1,296	$331	$55	$1,682	$1,599	$99	$1,698

Composed of accumulated provision for losses on:
Loans in accrual status	$1,080				$1,383
Loans in nonaccrual status	216				216

Total	$1,296				$1,599

Loans, end of the period/fiscal year:
Loans in accrual status	$216,913				$203,798
Loans in nonaccrual status	433				433

Total	$217,346				$204,231

a.	Provision does not include recoverable asset relating to Guarantees received under the EEAs (for more details see Guarantees section).

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Loan commitments and other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Overdue Amounts

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

At March 31, 2021, there were no principal or interest amounts on loans in accrual status, that were overdue by more than three months.

Zimbabwe is the sole borrowing member with loans or guarantees in nonaccrual status and has been in nonaccrual status since October 2000.

The following tables provide a summary of selected financial information related to loans in nonaccrual status:

Table D4: Loans in nonaccrual status

In millions of U.S. dollars

	March 31, 2021	June 30, 2020
Recorded investment in nonaccrual loans [a]	$433	$433
Accumulated provision for loan losses on nonaccrual loans	216	216
Average recorded investment in nonaccrual loans for the period/fiscal year	433	433
Overdue amounts of nonaccrual loans:	1,039	1,015
Principal	433	433
Interest and charges	606	582

a. A loan loss provision has been recorded against each of the loans in nonaccrual status.

40 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

Table D4.1

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2021	2020	2021	2020
Interest revenue not recognized as a result of loans being in nonaccrual status	$7	$7	$21	$21

During the nine months ended March 31, 2021 and March 31, 2020, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the nine months ended March 31, 2021, no interest income was recognized on loans in nonaccrual status (less than $1 million—nine months ended March 31, 2020).

Guarantees

Guarantees of $6,639 million were outstanding as of March 31, 2021 ($6,898 million—June 30, 2020). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 6 and 21 years and expire in decreasing amounts through 2042.

As of March 31, 2021, liabilities related to IBRD’s obligations under guarantees of $406 million ($463 million—June 30, 2020), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $54 million ($98 million—June 30, 2020). The cumulative effect of the adoption of the CECL ASU was a decrease of $48 million in the accumulated provision for guarantee losses as of July 1, 2020.

During the nine months ended March 31, 2021 and March 31, 2020, no guarantees provided by IBRD were called.

IBRD participates in Exposure Exchange Agreements (EEA) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with the Multilateral Investment Guarantee Agency (MIGA), African Development Bank (AfDB) and Inter-American Development Bank (IADB) included in the Condensed Balance Sheet and Condensed Statement of Income is presented in the following table:

Table D5: Amounts associated with EEAs

In millions of U.S. dollars

	March 31, 2021			June 30, 2020
	Notional amount	(Stand ready obligation) Asset	(Accumulated provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Accumulated provision) Recoverable asset	Location on Condensed Balance Sheet

Guarantees provided [a,c]	$3,643	$(195)	$(22)	$3,651	$(210)	$(38)	Other liabilities
Guarantees received [b]	(3,640)	195	18	(3,651)	210	28	Other assets

	$3	$-	$(4)	$-	$-	$(10)

a.

For the nine months ended March 31, 2021, Provision for losses on loans and other exposures, line on the Condensed Statement of Income includes $2 million of provision relating to Guarantees provided ($7 million —nine months ended March 31, 2020). The cumulative effect of the adoption of the CECL ASU was a decrease of $18 million in the accumulated provision relating to Guarantees provided, as of July 1, 2020.

b.

For the nine months ended March 31, 2021, Interest revenue - Other, net, line on the Condensed Statement of Income includes $1 million of gain in relation to Recoverable asset relating to Guarantees received ($2 million— nine months ended March 31, 2020). The cumulative effect of the adoption of the CECL ASU was a decrease of $11 million in the recoverable asset relating to Guarantees received, as of July 1, 2020.

c.

Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $6,639 million, obligations under guarantees of $406 million and accumulated provision for guarantee losses of $54 million, respectively ($6,898 million, $463 million and $98 million, respectively—June 30, 2020).

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 41

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD. As part of the COVID-19 Strategic Preparedness and Response Program, the Executive Directors of IBRD approved the waiver of commitment/standby fees for health-related COVID-19 operations payable during the first year of each financing and a reduced front-end fee of 25 bps for Catastrophe Deferred Drawdown Options approved under the Fast Track COVID-19 Facility; as well as the waiver of commitment fees for COVID-19 vaccine related projects under the Additional Financing for the first 18 months, starting from the date of approval of financing for each project.

The forgone income resulting from waivers of loan charges is summarized in the following table:

Table D6: Waivers of loan charges

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2021	2020	2021	2020
Interest waivers	$5	$7	$18	$24
Commitment charge waivers	-	-	2	-
Front-end fee waivers	1	1	4	4

Total	$6	$8	$24	$28

Concentration risk

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the nine months ended March 31, 2021, there was no country that contributed more than 10% to the total loan revenue.

Information about IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:

Table D7: Loan revenue and associated outstanding loan balances

In millions of U.S. dollars	For the nine months ended and as of
	March 31, 2021		March 31, 2020
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$910	$67,215	$1,421	$60,250
Europe and Central Asia	367	47,557	592	44,888
East Asia and Pacific	483	46,238	958	43,094
Middle East and North Africa	304	30,538	521	27,764
South Asia	176	19,621	363	16,570
Eastern and Southern Africa[b]	164	4,619	185	3,799
Western and Central Africa[b]	24	1,558	23	1,365

Total	$2,428	$217,346	$4,063	$197,730

a.  Does not include interest expenses, net of $609 million from loan related derivatives ($352 million—nine months ended March 31, 2020). Includes commitment charges of $86 million ($85 million—nine months ended March 31, 2020).

b.  Effective July 1, 2020, Africa region has been reorganized into two regions: Eastern and Southern Africa and Western and Central Africa.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Variable rates may be based on, for example, exchange rates or market interest rates.

Borrowings issued by IBRD are reported at fair value. As of March 31, 2021, 98% of the instruments in the portfolio were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (61% and 13%, respectively).

IBRD uses derivative contracts to manage the currency risk as well as the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments.

42 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

Table E1: Borrowings after derivatives

In millions of U.S. dollars
	March 31, 2021	June 30, 2020
Borrowings [a]	$259,425	$243,240
Currency swaps, net	(1,881)	2,211
Interest rate swaps, net	(2,764)	(8,220)

	$254,780	$237,231

a.

Includes $272 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($3 million—June 30, 2020).

For the nine months ended March 31, 2021, Borrowing expenses on the Condensed Statement of Income of $580 million ($3,085 million—nine months ended March 31, 2020) include $2,697 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($730 million—nine months ended March 31, 2020).

For the nine months ended March 31, 2021, the amount of interest paid on zero-coupon bonds and bonds with insignificant coupon interest rates was $126 million ($405 million—nine months ended March 31, 2020), and is not included in the Interest paid on borrowing portfolio in the Supplemental disclosure of the Condensed Statement of Cash Flows.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, To-Be-Announced (TBA) securities	Manage currency and interest rate risk in the portfolio
Loans	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risk between loans and borrowings
Other asset/liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The derivatives in the related tables in Note F are presented on a net basis by instrument. A reconciliation to the Balance Sheet presentation is shown in table F1.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet. Gross amounts in the tables represent the amounts receivable (payable) for instruments that are in a net asset (net liability) position. The effects of legally enforceable master netting agreements are applied on an aggregate basis to the total derivative asset and liability position. The net derivative asset positions have been further reduced by the cash and securities collateral received.

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 43

Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars
	March 31, 2021
	Located on the Condensed Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented		Gross Amounts Recognized		Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,950	$(12,503)	$10,447		$26,028		$(16,834)	$9,194
Currency swaps [a]	98,744	(90,002)	8,742		47,522		(41,978)	5,544
Other [b]	1	-	1		3		-	3

Total	$121,695	$(102,505)	$19,190	[d]	$73,55	3	$(58,812)	$14,741	[d]

Less:
Amounts subject to legally enforceable master netting agreements			12,858	[e]				12,855	[f]
Cash collateral received [c]			2,044

Net derivative position on the Condensed Balance Sheet			4,288					1,886

Less:
Securities collateral received [c]			1,896

Net derivative exposure after collateral			$2,392

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Does not include excess collateral received.
d.	Total is based on amounts where derivatives have been netted by instrument.
e.	Includes $16 million Credit Valuation Adjustment (CVA).
f.	Includes $13 million Debit Valuation Adjustment (DVA).

Table F1.1

In millions of U.S. dollars
	June 30, 2020
	Located on the Condensed Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented		Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,129	$(7,834)	$14,295		$21,381	$(13,011)	$8,370
Currency swaps [a]	61,415	(55,342)	6,073		79,079	(71,492)	7,587
Other [b]	3	-	3		3	(1)	2

Total	$83,547	$(63,176)	$20,371	[d]	$100,463	$(84,504)	$15,959	[d]

Less:
Amounts subject to legally enforceable master netting agreements			14,502	[e]			14,486	[f]
Cash collateral received [c]			2,125

Net derivative position on the Condensed Balance Sheet			$3,744				1,473

Less:
Securities collateral received [c]			928

Net derivative exposure after collateral			$2,816

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Does not include excess collateral received.
d.	Total is based on amounts where derivatives have been netted by instrument.
e.	Includes $28 million CVA.
f.	Includes $12 million DVA.

44 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

The following table provides information about the credit risk exposures of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:

Table F2: Credit risk exposure of the derivative instruments

In millions of U.S. dollars
	March 31, 2021
	Interest rate swaps		Currency swaps (including currency forward contracts)	Other [a]	Total
Investments	$23		$992	$1	$1,016
Loans	917		849	-	1,766
Client operations	1,247		672	-	1,919
Borrowings	6,419		6,229	-	12,648
Other asset/liability management derivatives	1,841		-	-	1,841

Total exposure	$10,44	7	$8,742	$1	$19,190

In millions of U.S. dollars

	June 30, 2020
	Interest rate swaps		Currency swaps (including currency forward contracts)	Other [a]	Total
Investments	$51		$169	$3	$223
Loans	42		1,134	-	1,176
Client operations	1,722		769	-	2,491
Borrowings	9,498		4,001	-	13,499
Other asset/liability management derivatives	2,982		-	-	2,982

Total exposure	$14,295		$6,073	$3	$20,371

a.

Includes swaptions, exchange-traded options and futures contracts and TBAs. Exchange-traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options and futures contracts are interest rate contracts.

The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value, or reference value, on which the calculations of payments on the derivative instruments are determined. At March 31, 2021, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate contracts $443,396 million ($474,644 million—June 30, 2020), currency swaps $139,300 million ($127,276 million—June 30, 2020), long positions of other derivatives $235 million ($362 million at June 30, 2020), and short positions of other derivatives $57 million ($56 million—June 30, 2020).

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position on March 31, 2021 was $1,718 million ($1,138 million—June 30, 2020). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on March 31, 2021, the amount of collateral that would need to be posted would be $746 million ($156 million—June 30, 2020). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $1,718 million ($1,138 million—June 30, 2020). In contrast, IBRD received collateral totaling $4,084 million as of March 31, 2021 ($3,163 million—June 30, 2020), in relation to swap transactions (see Note C—Investments).

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 45

The following table provides information on the amount of unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statement of Income:

Table F3: Unrealized mark-to-market gains and losses on non-trading derivatives

In millions of U.S. dollars
		Unrealized mark-to-market gains (losses)
	Reported as:	Three Months Ended March 31,		Nine Months Ended March 31,
		2021	2020	2021	2020
Interest rate swaps	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(4,354)	$3,376	$(4,873)	$3,394
Currency swaps (including currency forward contracts and structured swaps)		(1,455)	490	(1,747)	452

Total		$(5,809)	$3,866	$(6,620)	$3,846

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the amount of unrealized mark-to-market gains and losses on the net Investment–Trading portfolio and their location on the Condensed Statement of Income:

Table F4: Unrealized mark-to-market gains and losses on net investment-trading portfolio

In millions of U.S. dollars
		Unrealized mark-to-market gains (losses)[a]
	Reported as:	Three Months Ended March 31,		Nine Months Ended March 31,
		2021	2020	2021	2020
Type of instrument
Fixed income (including associated derivatives)	Unrealized mark-to-market gains (losses)on trading portfolios, net	$27	$4	$56	$123
Equity		23	(64)	123	(37)

Total		$50	$(60)	$179	$86

a. Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 6, 2020, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2020; an increase in General Reserve by $950 million and an increase in the Pension Reserve by $62 million.

On August 24, 2020, IBRD’s Board of Governors approved a transfer of $20 million from Surplus to the IBRD Fund for Innovative Global Public Goods Solutions (GPG Fund). The transfer was made on September 4, 2020.

On October 7, 2020, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on October 19, 2020.

On October 15, 2020, IBRD’s Board of Governors approved a transfer of $431 million to Surplus out of the net income earned in the fiscal year ended June 30, 2020 which consists of $100 million to provide grant support for development needs, and $331 million representing the final amount calculated in accordance with the formula for IBRD’s income support to IDA, subject to the understanding that the latter amount shall be considered for transfer to IDA should downside risks to IBRD not materialize.

On January 25, 2021, the Board of Governors approved a transfer of $331 million to IDA from Surplus, which was made on February 1, 2021.

46 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

Retained earnings comprised the following components:

Table G1: Retained earnings composition

In millions of U.S. dollars
	March 31, 2021	June 30, 2020
Special reserve	$293	$293
General reserve	30,387	29,437
Pension reserve	731	793
Surplus	100	100
Cumulative fair value adjustments [a]	(3,302)	(2,166)
Unallocated net income	2,338	298
Restricted retained earnings	54	(5)
Other reserves [b]	294	15

Total	$30,895	$28,765

a.	Unrealized mark-to-market gains or losses, net related to non-trading portfolios reported at fair value.
b.

Comprised of non-functional currency translation gains/losses, the unutilized portion of the cumulative transfers to the GPG Fund and the cumulative effect related to the adoption of ASU 2016-13 (CECL).

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and the PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA:

Table H1: Pension plan benefit costs

In millions of U.S. dollars
	Three Months Ended March 31, 2021				Nine Months Ended March 31, 2021
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$160	$43	$28	$231	$481	$128	$83	$692
Interest cost	148	27	14	189	442	80	42	564
Expected return on plan assets	(242)	(42)	-	(284)	(725)	(123)	-	(848)
Amortization of unrecognized prior service costs [a]	1	4	1	6	3	13	2	18
Amortization of unrecognized net actuarial losses [a]	78	3	13	94	233	9	41	283

Net periodic pension cost	$145	$35	$56	$236	$434	$107	$168	$709

Of which:
IBRD’s share	$67	$17	$27	$111	$204	$51	$80	$335
IDA’s share	78	18	29	125	230	56	88	374

a.	Included in Amounts reclassified into net income in Note J—Accumulated Other Comprehensive Loss.

Table H1.1

In millions of U.S. dollars
	Three Months Ended March 31, 2020				Nine Months Ended March 31, 2020
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$137	$35	$25	$197	$410	$107	$73	$590
Interest cost	173	30	17	220	516	89	53	658
Expected return on plan assets	(256)	(43)	-	(299)	(768)	(128)	-	(896)
Amortization of unrecognized prior service costs [a]	-	5	-	5	2	13	2	17
Amortization of unrecognized net actuarial losses [a]	22	-	21	43	67	-	62	129

Net periodic pension cost	$76	$27	$63	$166	$227	$81	$190	$498

Of which:
IBRD’s share	$34	$13	$28	$75	$102	$37	$85	$224
IDA’s share	42	14	35	91	125	44	105	274

a.	Included in Amounts reclassified into net income in Note J—Accumulated Other Comprehensive Loss.

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 47

The components of net periodic pension cost, other than the service cost component, are included in the Non-interest expense—Pension, net line item on the Condensed Statement of Income. The service cost component is included in the Non-interest expense—Administrative line item.

The following table provides the amounts of IBRD’s pension service cost:

Table H2: Pension service cost

In millions of U.S. dollars

	Three Months Ended				Nine Months Ended
	March 31, 2021				March 31, 2021
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$160	$43	$28	$231	$481	$128	$83	$692
Of which:
IBRD’s share [a]	$76	$20	$13	$109	$228	$60	$39	$327
IDA’s share	84	23	15	122	253	68	44	365

a.	Included in Non-interest expense—Administrative line on the Condensed Statement of Income.

Table H2.1:

In millions of U.S. dollars

	Three Months Ended				Nine Months Ended
	March 31, 2020				March 31, 2020
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$137	$35	$25	$197	$410	$107	$73	$590
Of which:
IBRD’s share [a]	$61	$16	$11	$88	$184	$48	$33	$265
IDA’s share	76	19	14	109	226	59	40	325

a.	Included in Non-interest expense—Administrative line on the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

Table I1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars

	March 31, 2021				June 30, 2020
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services, net	$203	$24	$20	$247	$271	$63	$13	$347
Derivative Transactions [a]
Derivative assets, net	37	-	-	37	53	-	-	53
Derivative liabilities, net	(26)	-	-	(26)	(74)	-	-	(74)
Pension and Other Postretirement Benefits	(574)	(568)	(21)	(1,163)	(620)	(477)	(18)	(1,115)
Investments	-	(168)	-	(168)	-	(141)	-	(141)

	$(360)	$(712)	$(1)	$(1,073)	$(370)	$(555)	$(5)	$(930)

a.	Presented on a net basis by instrument. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Administrative services [a]	Other assets
Derivative transactions	Derivative assets/liabilities – net
Pension and other postretirement benefits	Other liabilities
a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

48 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

Loans and Other Exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of March 31, 2021, and June 30, 2020, there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of March 31, 2021, assets related to IBRD’s right to be indemnified under this agreement amounted to $1 million ($1 million—June 30, 2020), while liabilities related to IBRD’s obligation under this agreement amounted to $1 million ($1 million—June 30, 2020). These include an accumulated provision for guarantee losses of less than $1 million as of March 31, 2021 (less than $1 million—June 30, 2020).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three and nine months ended March 31, 2021, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $444 million and $1,349 million, respectively ($434 million and $1,367 million, respectively—three and nine months ended March 31, 2020).

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the three and nine months ended March 31, 2021, IBRD’s other revenue is net of revenue allocated to IDA of $66 million and $186 million ($77 million and $227 million—three and nine months ended March 31, 2020), respectively, and is included in Revenue from externally funded activities on the Condensed Statement of Income. This revenue also includes revenue from contracts with clients, who are not affiliated with IBRD as follows:

Table I2: Revenue from contracts with clients

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2021	2020	2021	2020	Description
Trust fund fees	$18	$13	$62	$60	Administrative and trustee services for trust funds
Other	32	44	84	111	Reimbursable advisory services and asset management services

Total	$50	$57	$146	$171

Of which:
IBRD’s share	$25	$28	$75	$83
IDA’s share	25	29	71	88

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

IBRD’s rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue, when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:

Table I3: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars

	March 31, 2021	June 30, 2020
Receivables	$71	$114
Contract liabilities	186	169

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 49

The amount of fee revenue associated with services provided to affiliated organizations that is included in Revenue from externally funded activities on the Condensed Statement of Income, is as follows:

Table I4: Fee revenue from affiliated organizations

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31, 2021
	2021	2020	2021	2020
Fees charged to IFC	$21	$19	$61	$54
Fees charged to MIGA	1	2	4	4

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Postretirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in Other liabilities on the IBRD’s Condensed Balance Sheet. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE J—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro; DVA on fair value elected liabilities, pension related items, and the cumulative effects of a change in accounting principle related to the implementation of U.S. GAAP requirements. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances:

Table J1: AOCL changes

In millions of U.S. dollars
	Nine Months Ended March 31, 2021
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$(106)	$358	$-	$358	$252

DVA on Fair Value option elected liabilities	1,214	(1,559)	(26)	(1,585)	(371)

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(6,745)	-	283	283	(6,462)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(89)	-	18	18	(71)

Total AOCL	$(5,726)	$(1,201)	$275	$(926)	$(6,652)

50 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

Table J1.1:

In millions of U.S. dollars
	Nine Months Ended March 31, 2020
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$(18)	$(270)	$-	$(270)	$(288)

DVA on Fair Value option elected liabilities	705	1,557	(13)	1,544	2,249

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,678)	-	129	129	(3,549)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(112)	-	17	17	(95)

Total AOCL	$(3,103)	$1,287	$133	$1,420	$(1,683)

NOTE K—OTHER FAIR VALUE DISCLOSURES

Valuation Methods and Assumptions

As of March 31, 2021 and June 30, 2020, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Loans

There were no loans carried at fair value as of March 31, 2021 and June 30, 2020. IBRD’s loans would be classified as Level 3 within the fair value hierarchy.

Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of March 31, 2021, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, exchange-traded equity securities and ABS securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Discount notes and vanilla bonds

Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 51

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.

Derivative instruments

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Valuation adjustments on fair value option elected liabilities

The DVA on Fair Value Option Elected Liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table K1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars

	March 31, 2021		June 30, 2020
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$1,353	$1,353	$1,870	$1,870
Investments-Trading (including Securities purchased under resale agreements)	90,690	90,690	84,161	84,161
Net loans outstanding	215,560	218,763	202,158	209,613
Derivative assets, net	4,288	4,288	3,744	3,744
Other assets	50	50	-	-
Liabilities
Borrowings	259,425	259,425	243,240	243,247
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	81	81	36	36
Derivative liabilities, net	1,886	1,886	1,473	1,473

As of March 31, 2021, IBRD’s signed loan commitments were $55.2 billion ($54.8 billion—June 30, 2020) and had a fair value of $1.7 billion ($1.9 billion—June 30, 2020).

The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. Note that the fair value of alternative investments and certain equities are calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

52 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

Table K2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investments-Trading
Government and agency obligations	$22,632	$27,032	$-	$49,664
Time deposits	1,911	35,431	-	37,342
ABS	-	1,660	-	1,660
Alternative investments [a]	-	-	-	1,227
Equity securities	457	-	-	457

Total Investments-Trading	$25,000	$64,123	$-	$90,350
Securities purchased under resale agreements	71	269	-	340
Derivative assets
Currency swaps [b]	$-	$8,534	$208	$8,742
Interest rate swaps	-	10,254	193	10,447
Other [c]	-	1	-	1

	$-	$18,789	$401	$19,190
Less:
Amounts subject to legally enforceable master netting agreements [e]				12,858
Cash collateral received				2,044

Derivative assets, net				$4,288
Other assets	-	50	-	50
Liabilities:
Borrowings	$-	$255,017	$4,408	$259,425
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	-	33	-	33
Derivative liabilities
Currency swaps [b]	-	5,280	264	5,544
Interest rate swaps	-	9,122	72	9,194
Other [c]	2	1	-	3

	$2	$14,403	$336	$14,741
Less:
Amounts subject to legally enforceable master netting agreements [f]				12,855

Derivative liabilities, net				$1,886

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
d.	Excludes $2,092 million relating to payable for cash collateral received.
e.	Includes $16 million CVA.
f.	Includes $13 million DVA.

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 53

Table K2.1:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Government and agency obligations	$19,368	$29,081	$-	$48,449
Time deposits	1,850	29,132	-	30,982
ABS	-	3,012	-	3,012
Alternative investments [a]	-	-	-	942
Equity securities	382	-	-	382

Total Investments – Trading	$21,600	$61,225	$-	$83,767
Securities purchased under resale agreements	53	341	-	394
Derivative assets
Currency swaps [b]	$-	$5,916	$157	$6,073
Interest rate swaps	-	14,154	141	14,295
Other [c]	-	3	-	3

	$-	$20,073	$298	$20,371
Less:
Amounts subject to legally enforceable master netting agreements [e]				14,502
Cash collateral received				2,125

Derivative asset, net				$3,744
Liabilities:
Borrowings	$-	$237,893	$5,347	$243,240
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	-	9	-	9
Derivative liabilities
Currency swaps [b]	-	7,277	310	7,587
Interest rate swaps	-	8,207	163	8,370
Other [c]	-	2	-	2

	$-	$15,486	$473	$15,959
Less:
Amounts subject to legally enforceable master netting agreements [f]				14,486

Derivative liabilities, net				$1,473

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
d.	Excludes $2,152 million relating to payable for cash collateral received.
e.	Includes $28 million CVA.
f.	Includes $12 million DVA.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility would generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the nine months ended March 31, 2021, and the fiscal year ended June 30, 2020, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

54 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2% of IBRD’s borrowings.

Table K3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars

	Fair Value at March 31, 2021	Fair Value at June 30, 2020	Valuation Technique	Unobservable input	Range (average), March 31, 2021	Range (average), June 30, 2020
Borrowings	$4,408	$5,347	Discounted Cash Flow	Correlations	-16% to 90% (13%)	-55% to 76% (7%)
				Interest rate volatilities	23% to 57% (24%)	37% to 412% (183%)

Derivative asset/(liabilities)	$65	$(175)	Discounted Cash Flow	Correlations	-16% to 90% (13%)	-55% to 76% (7%)
				Interest rate volatilities	23% to 57% (24%)	37% to 412% (183%)

The table below provides the details of all inter-level transfers. Transfers between Level 2 and Level 3 are due to changes in observable inputs.

Table K4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended March 31, 2021		Nine Months Ended March 31, 2021
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$-	$-	$21	$(21)
Transfer (out of) into	-	-	-	-

	$-	$-	$21	$(21)

Derivative assets, net
Transfer into (out of)	$-	$-	$3	$(3)
Transfer (out of) into	-	-	-	-

	-	-	3	(3)

Derivative liabilities, net
Transfer (into) out of	$-	$-	$(2)	$2
Transfer out of (into)	-	-	-	-

	-	-	(2)	2

Total Derivative Transfers, net	$-	$-	$1	$(1)

Table K4.1
In millions of U.S. dollars
	Three Months Ended March 31, 2020		Nine Months Ended March 31, 2020
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$-	$-	$466	$(466)
Transfer (out of) into	-	-	(309)	309

	$-	$-	$157	$(157)

Derivative assets, net
Transfer into (out of)	$-	$-	$26	$(26)
Transfer (out of) into	-	-	(1)	1

	-	-	25	(25)

Derivative liabilities, net
Transfer (into) out of	$-	$-	$-	$-
Transfer out of (into)	-	-	9	(9)

	-	-	9	(9)

Total Derivative Transfers, net	$-	$-	$34	$(34)

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 55

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives: Table K5: Borrowings Level 3 changes
In millions of U.S. dollars
	Three Months Ended March 31		Nine Months Ended March 31
	2021	2020	2021	2020
Beginning of the period/fiscal year	$5,550	$5,127	$5,347	$4,941
Issuances	243	624	409	1,280
Settlements	(1,226)	(340)	(1,669)	(863)
Total realized/unrealized mark-to-market losses (gains) in:
Net income	26	(367)	361	(214)
Other comprehensive income	(185)	(37)	(19)	20
Transfers to (from) Level 3, net	-	-	(21)	(157)

End of the period	$4,408	$5,007	$4,408	$5,007

Table K6: Derivatives Level 3 changes

In millions of U.S. dollars
	Three Months Ended March 31, 2021			Nine Months Ended March 31, 2021
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$61	$128	$189	$(153)	$(22)	$(175)
Issuances	(1)	(1)	(2)	2	1	3
Settlements	(3)	(2)	(5)	(14)	3	(11)
Total realized/unrealized mark-to-market gains in:
Net income	1	(3)	(2)	175	135	310
Other comprehensive income	(114)	(1)	(115)	(65)	4	(61)
Transfers to (from) Level 3, net	-	-	-	(1)	-	(1)

End of the period	$(56)	$121	$65	$(56)	$121	$65

Table K6.1:
In millions of U.S. dollars
	Three Months Ended March 31, 2020			Nine Months Ended March 31, 2020
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$11	$13	$24	$(62)	$(120)	$(182)
Issuances	(5)	(66)	(71)	(9)	(79)	(88)
Settlements	8	(15)	(7)	19	103	122
Total realized/unrealized mark-to-market gains in:
Net income	(157)	17	(140)	(74)	45	(29)
Other comprehensive income	(36)	(1)	(37)	(19)	(1)	(20)
Transfers to (from) Level 3, net	-	-	-	(34)	-	(34)

End of the period	$(179)	$(52)	$(231)	$(179)	$(52)	$(231)

56 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

Information on the unrealized gains or losses included in the Condensed Statement of Income and Condensed Statement of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:

Table K7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2021	2020	2021	2020
Reported as follows:
Borrowings
Net income (loss) [a]	$3	$377	$(26)	$252
Other Comprehensive Income [b]	175	37	11	12
Derivatives
Net income (loss) [a]	$(16)	$(119)	$12	$38
Other Comprehensive Income [c]	(106)	(23)	(47)	(47)

a.	Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Condensed Statement of Income.
b.	Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, on the Statement of Comprehensive Income.
c.	Amounts are included in Currency translation adjustment on functional currency, on the Statement of Comprehensive Income.

Table K8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2021	$259,425	$258,445	$980
June 30, 2020	$243,240	$238,674	$4,566

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income:

Table K9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market gains/(losses) due to DVA on fair value option elected liabilities	Three Months Ended March 31, 2021	Nine Months Ended March 31, 2021
DVA on Fair Value Option Elected Liabilities	$(404)	$(1,559)
Amounts reclassified to net income upon derecognition of a liability	(7)	(26)

Net change in DVA on Fair Value Option Elected Liabilities	$(411)	$(1,585)

Table K9.1
In millions of U.S. dollars
Unrealized mark-to-market gains/(losses) due to DVA on fair value option elected liabilities	Three Months Ended March 31, 2020	Nine Months Ended March 31, 2020
DVA on Fair Value Option Elected Liabilities	$1,714	$1,557
Amounts reclassified to net income upon derecognition of a liability	(6)	(13)

Net change in DVA on Fair Value Option Elected Liabilities	$1,708	$1,544

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own-credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included in the Condensed Balance Sheet:

Table K10: Cumulative changes in fair value due to the change in IBRD’s own-credit risk

In millions of U.S. dollars
DVA on fair value option elected liabilities- (loss) gain	March 31, 2021	June 30, 2020
Reported as follows:
Accumulated other comprehensive loss	$(371)	$1,214

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 57

Table K11: Unrealized mark-to-market gains or losses on investments-trading and non-trading portfolios, net

In millions of U.S. dollars
	Three Months Ended March 31, 2021			Nine Months Ended March 31, 2021
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$(130)	$180	$50	$(796)	$975	$179
Non trading portfolios, net
Loan derivatives—Note F	-	2,180	2,180	-	2,937	2,937
Other asset/liability management derivatives, net	-	(1,249)	(1,249)	-	(1,637)	(1,637)
Borrowings, including derivatives—Notes E and F	3	(336)	(333)[b]	4	116	120 [b]
Client operations derivatives	-	1	1	-	15	15

Total non-trading portfolio	$3	$596	$599	$4	$1,431	$1,435

Table K11.1:
In millions of U.S. dollars
	Three Months Ended March 31, 2020			Nine Months Ended March 31, 2020
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$(3)	$(57)	$(60)	$427	$(341)	$86
Non trading portfolios, net
Loan derivatives—Note F	(14)	(1,739)	(1,753)	(14)	(1,555)	(1,569)
Other asset/liability management derivatives, net	-	1,313	1,313	-	1,108	1,108
Borrowings, including derivatives —Notes E and F	4	(319)	(315)[b]	11	(254)	(243)[b]
Client operations derivatives	-	33	33	-	27	27

Total non-trading portfolio	$(10)	$(712)	$(722)	$(3)	$(674)	$(677)

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.

Includes $6,742 million of unrealized mark-to-market losses and $7,935 million of unrealized mark-to-market losses related to derivatives associated with borrowings for three and nine months ended March 31, 2021, respectively (unrealized mark-to-market gains of $4,273 million and $4,280 million—three and nine months ended March 31, 2020, respectively).

NOTE L—CONTINGENCIES

In light of the COVID-19 pandemic, IBRD faces additional credit, market and operational risks. The duration of the COVID-19 pandemic remains difficult to predict at this time, as are the extent and efficacy of economic interventions by governments and central banks. The length and severity of the pandemic and the related developments, as well as the impact on the financial results and position of IBRD in future periods cannot be reasonably estimated at this point in time and continue to evolve. IBRD continues to monitor the developments and to manage the risks associated with its various portfolios within existing financial policies and limits.

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or codefendant, as of and for the nine months ended March 31, 2021, is not expected to have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

58 IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited)

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITORS’ REVIEW REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (“IBRD”) as of March 31, 2021, and the related condensed statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2021 and 2020, and of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2021 and 2020 (the “interim financial information”).

Management’s Responsibility for the Interim Financial Information

IBRD’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the interim financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2020

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of IBRD as of June 30, 2020, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 7, 2020. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2020, is consistent, in all material respects, with the audited financial statements from which it has been derived.

May 14, 2021

IBRD Condensed Quarterly Financial Statements: March 31, 2021 (Unaudited) 59

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2021 through March 31 2021

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollars

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0131AUD01.16	54221	AUD	130,000,000.00	100,405,500.00	12-Jan-21	28-Jan-21	28-Jan-31

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0236AUD01.58	62814	AUD	130,000,000.00	100,230,000.00	22-Jan-21	5-Feb-21	5-Feb-36

	BOND/SELL AUD/IBRD/PV BM/1130AUD01.10	72749	AUD	150,000,000.00	115,815,000.00	9-Feb-21	17-Feb-21	18-Nov-30

	BOND/SELL AUD/IBRD/Japanese Retail (Uridashi)/0426AUD00.65	103167	AUD	4,000,000.00	3,067,600.00	23-Mar-21	14-Apr-21	15-Apr-26

Sub-total New Borrowings				414,000,000.00	319,518,100.00

Brazilian Real

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0128BRL05.75	54215	BRL	150,000,000.00	28,211,928.00	7-Jan-21	15-Jan-21	14-Jan-28

	BOND/SELL BRL/IBRD/Other Structures (Non-Retail)/0226BRLSTR	54944	BRL	53,500,000.00	10,050,156.86	13-Jan-21	4-Feb-21	4-Feb-26

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0224BRL06.75	56258	BRL	225,000,000.00	41,004,145.97	12-Jan-21	26-Jan-21	4-Feb-24

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0126BRL05.00	56262	BRL	750,000,000.00	136,680,486.58	12-Jan-21	22-Jan-21	22-Jan-26

	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0124BRL04.16	57378	BRL	35,780,000.00	6,520,570.41	12-Jan-21	21-Jan-21	18-Jan-24

	BOND/SELL BRL/IBRD/Other Structures (Non-Retail)/0326BRLSTR01	83603	BRL	76,020,000.00	13,899,656.26	23-Feb-21	16-Mar-21	16-Mar-26

	BOND/SELL BRL/IBRD/Other Structures (Non-Retail)/0326BRLSTR02	87255	BRL	171,375,000.00	30,392,913.20	2-Mar-21	23-Mar-21	23-Mar-26

	BOND/SELL BRL/IBRD/Other Structures (Non-Retail)/0333BRLSTR01	87263	BRL	514,080,000.00	91,170,758.96	2-Mar-21	23-Mar-21	23-Mar-33

	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0324BRL04.35	90576	BRL	42,190,000.00	7,412,352.75	8-Mar-21	18-Mar-21	18-Mar-24

	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0426BRL00.00	104526	BRL	80,000,000.00	13,613,198.00	9-Mar-21	7-Apr-21	7-Apr-26

Sub-total New Borrowings				2,097,945,000.00	378,956,166.99

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Canadian Dollars

	BOND/SELL CAD/IBRD/PV BM/0126CAD0.625	50762	CAD	1,500,000,000.00	1,177,856,301.53	5-Jan-21	14-Jan-21	14-Jan-26

	BOND/SELL CAD/IBRD/PV MTN Core (Non-Retail)/0226CAD00.57135	66280	CAD	25,000,000.00	19,521,336.82	29-Jan-21	5-Feb-21	5-Feb-26

Sub-total New Borrowings				1,525,000,000.00	1,197,377,638.35

Chinese Yuan

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0226CNH02.00	69761	CNY	200,000,000.00	30,939,397.46	4-Feb-21	18-Feb-21	18-Feb-26

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0224CNH02.21	69768	CNY	65,000,000.00	10,063,477.32	3-Feb-21	10-Feb-21	10-Feb-24

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0226CNH02.00	90571	CNY	100,000,000.00	15,318,744.78	8-Mar-21	22-Mar-21	18-Feb-26

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0226CNH02.00	101652	CNY	150,000,000.00	23,081,716.97	16-Mar-21	23-Mar-21	18-Feb-26

Sub-total New Borrowings				515,000,000.00	79,403,336.53

Colombian Pesos

	BOND/SELL COP/IBRD/PV MTN Non-Core (Non-Retail)/0226COP03.375	74300	COP	60,000,000,000.00	16,862,505.94	5-Feb-21	17-Feb-21	17-Feb-26

	BOND/SELL COP/IBRD/PV MTN Non-Core (Non-Retail)/1223COP02.90	84280	COP	75,000,000,000.00	21,300,766.83	17-Feb-21	24-Feb-21	22-Dec-23

	BOND/SELL COP/IBRD/PV MTN Non-Core (Non-Retail)/1223COP02.90	94972	COP	50,000,000,000.00	13,982,102.91	15-Mar-21	23-Mar-21	22-Dec-23

Sub-total New Borrowings				185,000,000,000.00	52,145,375.67

Euro

	BOND/SELL EUR/IBRD/PV BM/0161EUR00.20	56255	EUR	2,000,000,000.00	2,432,500,000.00	13-Jan-21	21-Jan-21	21-Jan-61

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0251EURSTR01	69767	EUR	50,000,000.00	59,940,000.00	4-Feb-21	16-Feb-21	16-Feb-51

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0251EURSTR02	72742	EUR	30,000,000.00	36,316,500.00	9-Feb-21	23-Feb-21	23-Feb-51

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0361EURSTR02	75535	EUR	50,000,000.00	60,822,500.00	16-Feb-21	5-Mar-21	5-Mar-61

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0334EURSTR	84276	EUR	38,000,000.00	45,835,600.00	17-Feb-21	1-Mar-21	1-Mar-34

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0351EURSTR	88326	EUR	40,000,000.00	48,140,000.00	4-Mar-21	11-Mar-21	11-Mar-51

Sub-total New Borrowings				2,208,000,000.00	2,683,554,600.00

Hong Kong Dollars

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0123HKD00.105	55599	HKD	200,000,000.00	25,794,136.99	14-Jan-21	26-Jan-21	26-Jan-23

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0223HKD0.065	61779	HKD	250,000,000.00	32,251,822.23	20-Jan-21	1-Feb-21	1-Feb-23

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0323HKD00.15	91558	HKD	200,000,000.00	25,761,244.78	9-Mar-21	16-Mar-21	16-Mar-23

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0423HKD0.135	107257	HKD	200,000,000.00	25,726,616.11	31-Mar-21	12-Apr-21	12-Apr-23

Sub-total New Borrowings				850,000,000.00	109,533,820.12

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Indonesian Rupiah

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0226IDR04.60	67961	IDR	705,000,000,000.00	50,267,379.68	2-Feb-21	9-Feb-21	9-Feb-26

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0226IDR04.50	74953	IDR	550,000,000,000.00	39,229,671.90	4-Feb-21	16-Feb-21	15-Apr-26

Sub-total New Borrowings				1,255,000,000,000.00	89,497,051.58

Indian Rupees

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0124INR03.86	57379	INR	323,300,000.00	4,419,443.91	13-Jan-21	21-Jan-21	18-Jan-24

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0226INR04.90	69763	INR	3,000,000,000.00	41,104,336.51	4-Feb-21	12-Feb-21	12-Feb-26

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0428INR00.80	87258	INR	360,000,000.00	4,908,644.67	2-Mar-21	18-Mar-21	18-Apr-28

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0429INR00.80	88321	INR	340,000,000.00	4,664,851.03	3-Mar-21	18-Mar-21	18-Apr-29

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0324INR04.09	99233	INR	237,800,000.00	3,259,945.71	9-Mar-21	18-Mar-21	18-Mar-24

Sub-total New Borrowings				4,261,100,000.00	58,357,221.84

Mexican Peso

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0126MXN04.25	56264	MXN	3,500,000,000.00	175,254,118.47	12-Jan-21	22-Jan-21	22-Jan-26

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0627MXN05.65	85847	MXN	210,000,000.00	10,006,289.67	26-Feb-21	5-Mar-21	3-Jun-27

	BOND/SELL MXN/IBRD/Japanese Retail (Uridashi)/0429MXN01.00	87812	MXN	100,000,000.00	4,839,217.01	3-Mar-21	18-Mar-21	18-Apr-29

	BOND/SELL MXN/IBRD/Japanese Retail (Uridashi)/0428MXN01.00	87815	MXN	110,000,000.00	5,324,762.08	2-Mar-21	18-Mar-21	18-Apr-28

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0126MXN04.25	101653	MXN	500,000,000.00	24,230,441.19	16-Mar-21	23-Mar-21	22-Jan-26

Sub-total New Borrowings				4,420,000,000.00	219,654,828.42

Malaysian Ringgits

	BOND/SELL MYR/IBRD/PV MTN Non-Core (Non-Retail)/0823MYR01.25	72743	MYR	73,000,000.00	18,033,596.84	9-Feb-21	17-Feb-21	7-Aug-23

Sub-total New Borrowings				73,000,000.00	18,033,596.84

Norwegian Kroner

	BOND/SELL NOK/IBRD/PV BM/0126NOKFRN	51796	NOK	5,000,000,000.00	594,459,636.19	6-Jan-21	13-Jan-21	13-Jan-26

	BOND/SELL NOK/IBRD/PV BM/0326NOK01.25	92186	NOK	3,000,000,000.00	353,777,756.81	9-Mar-21	16-Mar-21	16-Mar-26

Sub-total New Borrowings				8,000,000,000.00	948,237,393.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Zealand Dollars

	BOND/SELL NZD/IBRD/Japanese Retail (Uridashi)/0426NZD00.91	103165	NZD	4,000,000.00	2,815,800.00	23-Mar-21	14-Apr-21	15-Apr-26

Sub-total New Borrowings				4,000,000.00	2,815,800.00

Russian Ruble

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0126RUB04.25	56266	RUB	7,500,000,000.00	101,190,676.97	12-Jan-21	22-Jan-21	22-Jan-26

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0126RUB04.25	103855	RUB	2,000,000,000.00	26,269,127.21	24-Mar-21	31-Mar-21	22-Jan-26

Sub-total New Borrowings				9,500,000,000.00	127,459,804.17

Swedish Kronor

	BOND/SELL SEK/IBRD/PV BM/0129SEK00.25	63617	SEK	2,000,000,000.00	241,633,442.07	22-Jan-21	29-Jan-21	29-Jan-29

	BOND/SELL SEK/IBRD/PV BM/0326SEK00.25	92185	SEK	2,000,000,000.00	234,571,086.77	9-Mar-21	16-Mar-21	16-Mar-26

Sub-total New Borrowings				4,000,000,000.00	476,204,528.84

New Turkish Lira

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0126TRY12.00A	56260	TRY	350,000,000.00	46,923,180.05	12-Jan-21	22-Jan-21	22-Jan-26

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0323TRY12.00	74955	TRY	200,000,000.00	28,366,782.50	10-Feb-21	19-Feb-21	15-Mar-23

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0223TRY13.25	74968	TRY	500,000,000.00	71,002,556.09	11-Feb-21	22-Feb-21	22-Feb-23

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0826TRY12.25	68497	TRY	100,000,000.00	13,934,854.55	3-Feb-21	10-Feb-21	10-Aug-26

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0323TRY12.00	91562	TRY	250,000,000.00	32,735,581.61	9-Mar-21	16-Mar-21	15-Mar-23

Sub-total New Borrowings				1,400,000,000.00	192,962,954.81

Ukraine Hrivnya

	BOND/SELL UAH/IBRD/PV MTN Non-Core (Non-Retail)/0224UAH08.50	66274	UAH	260,480,000.00	9,249,671.53	28-Jan-21	5-Feb-21	5-Feb-24

Sub-total New Borrowings				260,480,000.00	9,249,671.53

United States Dollars

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0131USDSTR01	53532	USD	300,000,000.00	300,000,000.00	8-Jan-21	21-Jan-21	21-Jan-31

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0126USDSTR01	55603	USD	10,000,000.00	10,000,000.00	12-Jan-21	20-Jan-21	21-Jan-26

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0925USDFRN	61788	USD	250,000,000.00	250,000,000.00	15-Jan-21	25-Jan-21	18-Sep-25

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0241USDSTR01	62470	USD	60,000,000.00	60,000,000.00	21-Jan-21	4-Feb-21	4-Feb-41

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0136USDSTR01	62479	USD	125,000,000.00	125,000,000.00	13-Jan-21	28-Jan-21	28-Jan-36

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0241USDSTR02	62824	USD	50,000,000.00	50,000,000.00	22-Jan-21	4-Feb-21	4-Feb-41

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0623USD01.875	63616	USD	250,000,000.00	250,000,000.00	25-Jan-21	1-Feb-21	19-Jun-23

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL USD/IBRD/PV BM/0123USDFRN	64958	USD	2,350,000,000.00	2,350,000,000.00	7-Jan-21	14-Jan-21	13-Jan-23

	BOND/SELL USD/IBRD/PV BM/0231USD01.25	67965	USD	3,500,000,000.00	3,500,000,000.00	2-Feb-21	10-Feb-21	10-Feb-31

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0236USDSTR01	68499	USD	36,000,000.00	36,000,000.00	3-Feb-21	18-Feb-21	18-Feb-36

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0227USDSTR02	70787	USD	350,000,000.00	350,000,000.00	2-Feb-21	10-Feb-21	10-Feb-27

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0226USDSTR01	70812	USD	400,000,000.00	400,000,000.00	2-Feb-21	10-Feb-21	10-Feb-26

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0226USDSTR03	70817	USD	300,000,000.00	300,000,000.00	5-Feb-21	18-Feb-21	18-Feb-26

	BOND/SELL USD/IBRD/PV BM/0231USDFRN	72019	USD	600,000,000.00	600,000,000.00	4-Feb-21	11-Feb-21	11-Feb-31

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0233USDSTR01	74284	USD	200,000,000.00	200,000,000.00	11-Feb-21	22-Feb-21	22-Feb-33

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0226USDSTR04	74965	USD	300,000,000.00	300,000,000.00	12-Feb-21	24-Feb-21	24-Feb-26

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0226USDSTR01	80090	USD	5,000,000.00	5,000,000.00	11-Feb-21	22-Feb-21	10-Feb-26

	BOND/SELL USD/IBRD/PV BM/0827USDFRN	51786	USD	1,150,000,000.00	1,150,000,000.00	7-Jan-21	14-Jan-21	19-Aug-27

	BOND/SELL USD/IBRD/Japanese Retail (Structure)/0333USDSTR01	86578	USD	2,000,000.00	2,000,000.00	1-Mar-21	24-Mar-21	25-Mar-33

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0925USDFRN	88323	USD	250,000,000.00	250,000,000.00	4-Mar-21	11-Mar-21	18-Sep-25

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0324USDSTR04	94267	USD	100,000,000.00	100,000,000.00	15-Mar-21	22-Mar-21	22-Mar-24

	BOND/SELL USD/IBRD/Other (CAT)/0326USDCAR129	85117	USD	100,000,000.00	100,000,000.00	25-Feb-21	4-Mar-21	4-Mar-26

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0331USDSTR	103162	USD	15,000,000.00	15,000,000.00	23-Mar-21	30-Mar-21	30-Mar-31

Sub-total New Borrowings				10,703,000,000.00	10,703,000,000.00

South African Rand

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0123ZAR04.20	50775	ZAR	150,000,000.00	10,012,482.23	6-Jan-21	13-Jan-21	13-Jan-23

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0126ZAR04.50	54240	ZAR	250,000,000.00	16,212,710.77	12-Jan-21	22-Jan-21	22-Jan-26

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0226ZAR05.31	64957	ZAR	380,000,000.00	24,968,050.75	27-Jan-21	5-Feb-21	5-Feb-26

Sub-total New Borrowings				780,000,000.00	51,193,243.74

Total New Borrowings					17,717,155,132.43

Maturing Borrowings

Australian Dollars

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0121AUD02.80	4791	AUD	(550,000,000.00)	(425,645,000.00)	11-Jan-16	13-Jan-16	13-Jan-21

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0121AUD02.80	4827	AUD	(550,000,000.00)	(425,645,000.00)	12-Apr-16	19-Apr-16	13-Jan-21

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0121AUD02.80	4851	AUD	(800,000,000.00)	(619,120,000.00)	24-May-16	31-May-16	13-Jan-21

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0121AUD02.80	4895	AUD	(700,000,000.00)	(541,730,000.00)	28-Jul-16	8-Aug-16	13-Jan-21

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0121AUD02.80	5116	AUD	(200,000,000.00)	(154,780,000.00)	25-Jul-17	1-Aug-17	13-Jan-21

Sub-total Maturing Borrowings				(2,800,000,000.00)	(2,166,920,000.00)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Brazilian Real

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0321BRL00.00	4794	BRL	(7,000,000.00)	(1,234,067.31)	22-Jan-16	10-Mar-16	11-Mar-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0221BRL09.60	4797	BRL	(20,070,000.00)	(3,739,693.48)	28-Jan-16	10-Feb-16	12-Feb-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0221BRL10.10	4818	BRL	(48,500,000.00)	(8,867,841.73)	22-Mar-16	31-Mar-16	23-Feb-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0121BRL06.65	4890	BRL	(33,970,000.00)	(6,344,611.19)	20-Jul-16	27-Jul-16	27-Jan-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0221BRL07.81	4980	BRL	(3,400,000.00)	(625,851.34)	12-Dec-16	1-Feb-17	2-Feb-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0321BRL00.50	5018	BRL	(7,000,000.00)	(1,210,570.01)	7-Feb-17	30-Mar-17	30-Mar-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0121BRL06.76	5249	BRL	(228,840,000.00)	(42,073,910.65)	17-Jan-18	29-Jan-18	29-Jan-21

Sub-total Maturing Borrowings				(348,780,000.00)	(64,096,545.71)

Canadian Dollars

	BOND/SELL CAD/IBRD/PV BM/0321CAD1.25	4815	CAD	(500,000,000.00)	(403,030,791.55)	11-Mar-16	18-Mar-16	18-Mar-21

Sub-total Maturing Borrowings				(500,000,000.00)	(403,030,791.55)

Colombian Pesos

	BOND/SELL COP/IBRD/PV MTN Non-Core (Non-Retail)/0121COP04.75	5252	COP	(100,000,000,000.00)	(29,015,489.92)	17-Jan-18	24-Jan-18	15-Jan-21

Sub-total Maturing Borrowings				(100,000,000,000.00)	(29,015,489.92)

Euro

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0221EUR01.658	4613	EUR	(40,000,000.00)	(48,248,000.00)	7-Feb-12	17-Feb-12	17-Feb-21

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0321EUR01.61	4616	EUR	(20,000,000.00)	(23,769,000.00)	8-Mar-12	23-Mar-12	23-Mar-21

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0121EUR00.887	4659	EUR	(22,000,000.00)	(26,744,300.00)	9-Jan-13	25-Jan-13	25-Jan-21

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0321EUR00.949	4663	EUR	(17,000,000.00)	(20,247,850.00)	14-Mar-13	22-Mar-13	22-Mar-21

Sub-total Maturing Borrowings				(99,000,000.00)	(119,009,150.00)

Pounds Sterling

	BOND/SELL GBP/IBRD/Other Structures (Non-Retail)/0121GBPSTR	4997	GBP	(100,000,000.00)	(136,915,030.53)	13-Jan-17	23-Jan-17	23-Jan-21

Sub-total Maturing Borrowings				(100,000,000.00)	(136,915,030.53)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Hong Kong Dollars

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0321HKD02.04	5294	HKD	(900,000,000.00)	(115,848,753.02)	28-Feb-18	8-Mar-18	8-Mar-21

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0221HKDFRN	5715	HKD	(100,000,000.00)	(12,899,813.60)	24-Jul-19	7-Aug-19	8-Feb-21

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0321HKD02.09	5295	HKD	(750,000,000.00)	(96,540,627.51)	1-Mar-18	8-Mar-18	8-Mar-21

Sub-total Maturing Borrowings				(1,750,000,000.00)	(225,289,194.13)

Indian Rupees

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0121INR00.00	4784	INR	(65,000,000.00)	(891,920.50)	22-Dec-15	28-Jan-16	29-Jan-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0221INR04.51	4796	INR	(69,000,000.00)	(950,269.24)	28-Jan-16	10-Feb-16	12-Feb-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0221INR05.50	4800	INR	(378,500,000.00)	(5,120,885.37)	5-Feb-16	26-Feb-16	26-Feb-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0321INR00.00	4806	INR	(350,000,000.00)	(4,755,951.73)	22-Feb-16	29-Mar-16	30-Mar-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0321INR05.65	4812	INR	(323,700,000.00)	(4,398,575.93)	8-Mar-16	30-Mar-16	30-Mar-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0121INR05.80	4824	INR	(607,000,000.00)	(8,329,165.32)	5-Jan-16	28-Jan-16	29-Jan-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0221INR04.40	4982	INR	(60,000,000.00)	(821,550.92)	13-Dec-16	1-Feb-17	2-Feb-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0221INR05.00	5016	INR	(351,000,000.00)	(4,820,402.25)	3-Feb-17	16-Feb-17	17-Feb-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0121INR04.80	5241	INR	(222,100,000.00)	(3,047,623.75)	9-Jan-18	30-Jan-18	29-Jan-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0121INR05.03	5255	INR	(851,500,000.00)	(11,684,158.60)	18-Jan-18	29-Jan-18	29-Jan-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0321INR05.00	5260	INR	(170,000,000.00)	(2,312,610.53)	29-Jan-18	28-Feb-18	1-Mar-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0321INR04.88	5285	INR	(120,000,000.00)	(1,652,096.10)	20-Feb-18	27-Mar-18	29-Mar-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0321INR04.86	5302	INR	(300,000,000.00)	(4,123,002.92)	5-Mar-18	12-Mar-18	12-Mar-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0321INR05.20	5303	INR	(473,300,000.00)	(6,529,176.44)	5-Mar-18	28-Mar-18	26-Mar-21

Sub-total Maturing Borrowings				(4,341,100,000.00)	(59,437,389.61)

Japanese Yen

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0221JPYSTR06	6202	JPY	(300,000,000.00)	(2,821,537.74)	10-Feb-16	25-Feb-16	26-Feb-21

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0121JPYSTR06	6227	JPY	(23,413,000,000.00)	(225,179,129.60)	18-Jan-18	26-Jan-18	13-Jan-21

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0221JPYSTR10	6263	JPY	(1,907,000,000.00)	(18,200,906.70)	15-Feb-19	25-Feb-19	10-Feb-21

Sub-total Maturing Borrowings				(25,620,000,000.00)	(246,201,574.04)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Kazakhstan Tenge

	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0221KZT09.00	5556	KZT	(3,775,000,000.00)	(9,036,721.41)	19-Feb-19	26-Feb-19	26-Feb-21

	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0221KZT09.00	5564	KZT	(10,835,000,000.00)	(25,937,185.81)	26-Feb-19	5-Mar-19	26-Feb-21

	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0221KZT09.00	5573	KZT	(3,500,000,000.00)	(8,378,417.20)	5-Mar-19	12-Mar-19	26-Feb-21

	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0221KZT09.00	5608	KZT	(12,875,000,000.00)	(30,820,606.12)	3-Apr-19	12-Apr-19	26-Feb-21

	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0221KZT09.00	5647	KZT	(2,350,000,000.00)	(5,625,508.69)	14-May-19	21-May-19	26-Feb-21

Sub-total Maturing Borrowings				(33,335,000,000.00)	(79,798,439.22)

Mexican Peso

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0221MXN07.125	5011	MXN	(500,000,000.00)	(24,948,232.42)	1-Feb-17	9-Feb-17	9-Feb-21

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0221MXN07.125	5238	MXN	(500,000,000.00)	(24,948,232.42)	4-Jan-18	11-Jan-18	9-Feb-21

Sub-total Maturing Borrowings				(1,000,000,000.00)	(49,896,464.84)

New Zealand Dollars

	BOND/SELL NZD/IBRD/PV BM/0121NZD03.50	4792	NZD	(550,000,000.00)	(394,845,000.00)	13-Jan-16	22-Jan-16	22-Jan-21

	BOND/SELL NZD/IBRD/PV BM/0121NZD03.50	4831	NZD	(600,000,000.00)	(430,740,000.00)	14-Apr-16	21-Apr-16	22-Jan-21

	BOND/SELL NZD/IBRD/PV BM/0121NZD03.50	4867	NZD	(875,000,000.00)	(628,162,500.00)	15-Jun-16	24-Jun-16	22-Jan-21

Sub-total Maturing Borrowings				(2,025,000,000.00)	(1,453,747,500.00)

Russian Ruble

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0121RUB05.43	5009	RUB	(350,300,000.00)	(4,759,025.91)	27-Jan-17	3-Feb-17	20-Jan-21

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0121RUB05.43	5017	RUB	(500,000,000.00)	(6,792,786.06)	7-Feb-17	14-Feb-17	20-Jan-21

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0121RUB05.43	5031	RUB	(500,000,000.00)	(6,792,786.06)	1-Mar-17	9-Mar-17	20-Jan-21

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0121RUB05.43	5065	RUB	(200,000,000.00)	(2,717,114.42)	19-Apr-17	27-Apr-17	20-Jan-21

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0221RUB05.50	5244	RUB	(71,400,000.00)	(942,045.72)	10-Jan-18	31-Jan-18	1-Feb-21

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0221RUB05.28	5270	RUB	(47,400,000.00)	(633,927.99)	5-Feb-18	22-Feb-18	26-Feb-21

Sub-total Maturing Borrowings				(1,669,100,000.00)	(22,637,686.16)

New Turkish Lira

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0121TRY11.78	5248	TRY	(229,590,000.00)	(31,497,067.60)	17-Jan-18	29-Jan-18	29-Jan-21

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0321TRY00.00	5257	TRY	(35,000,000.00)	(4,582,981.43)	23-Jan-18	8-Mar-18	9-Mar-21

Sub-total Maturing Borrowings				(264,590,000.00)	(36,080,049.03)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollars

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0121USD03.32	4590	USD	(5,000,000.00)	(5,000,000.00)	7-Jan-11	18-Jan-11	19-Jan-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0121USD00.50	4596	USD	(4,690,000.00)	(4,690,000.00)	8-Aug-11	16-Aug-11	26-Jan-21

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0221USDSTR03	5267	USD	(500,000,000.00)	(500,000,000.00)	2-Feb-18	7-Feb-18	16-Feb-21

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0221USDSTR04	5268	USD	(400,000,000.00)	(400,000,000.00)	2-Feb-18	7-Feb-18	16-Feb-21

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0221USDSTR06	5269	USD	(140,000,000.00)	(140,000,000.00)	2-Feb-18	7-Feb-18	16-Feb-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0121USD01.208	4656	USD	(38,000,000.00)	(38,000,000.00)	10-Dec-12	7-Jan-13	7-Jan-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0221USD01.55	4798	USD	(10,000,000.00)	(10,000,000.00)	28-Jan-16	4-Feb-16	4-Feb-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0221USDFRN	4799	USD	(500,000,000.00)	(500,000,000.00)	4-Feb-16	11-Feb-16	11-Feb-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0221USDFRN	4802	USD	(600,000,000.00)	(600,000,000.00)	12-Feb-16	22-Feb-16	11-Feb-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0321USD01.625	4809	USD	(4,000,000,000.00)	(4,000,000,000.00)	2-Mar-16	9-Mar-16	9-Mar-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0221USDFRN	4825	USD	(250,000,000.00)	(250,000,000.00)	7-Apr-16	14-Apr-16	11-Feb-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0221USDFRN	4838	USD	(100,000,000.00)	(100,000,000.00)	29-Apr-16	9-May-16	11-Feb-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0221USDFRN	4841	USD	(350,000,000.00)	(350,000,000.00)	11-May-16	18-May-16	11-Feb-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0221USDFRN	4877	USD	(175,000,000.00)	(175,000,000.00)	5-Jul-16	12-Jul-16	11-Feb-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0221USDFRN	4905	USD	(100,000,000.00)	(100,000,000.00)	16-Aug-16	23-Aug-16	11-Feb-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0321USD01.625	4972	USD	(150,000,000.00)	(150,000,000.00)	21-Nov-16	29-Nov-16	9-Mar-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0321USD01.7237	5128	USD	(2,570,000.00)	(2,570,000.00)	16-Aug-17	30-Aug-17	1-Mar-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0221USD01.7187	5129	USD	(2,920,000.00)	(2,920,000.00)	16-Aug-17	30-Aug-17	1-Feb-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0221USD02.40	5266	USD	(25,000,000.00)	(25,000,000.00)	1-Feb-18	8-Feb-18	8-Feb-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0221USDFRN	5286	USD	(200,000,000.00)	(200,000,000.00)	20-Feb-18	27-Feb-18	11-Feb-21

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0321USDSTR	6178	USD	(1,948,000.00)	(1,948,000.00)	20-Oct-14	27-Oct-14	1-Mar-21

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0221USDSTR07	6261	USD	(25,000,000.00)	(25,000,000.00)	17-Jan-19	5-Feb-19	5-Feb-21

Sub-total Maturing Borrowings				(7,580,128,000.00)	(7,580,128,000.00)

Total Maturing Borrowings					(12,672,203,304.74)

Early Retirement

Euro

	BOND/BUY EUR/IBRD/PV MTN Core (Non-Retail)/1222EUR00.50	67963	EUR	(2,700,000.00)	(3,268,485.00)	2-Feb-21	9-Feb-21	20-Dec-22

Sub-total Early Retirement				(2,700,000.00)	(3,268,485.00)

Pounds Sterling

	BOND/BUY GBP/IBRD/Other Structures (Non-Retail)/0730GBPSTR	85139	GBP	(54,100,000.00)	(75,409,990.00)	25-Feb-21	4-Mar-21	22-Jul-30

Sub-total Early Retirement				(54,100,000.00)	(75,409,990.00)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0521JPYSTR03	6267	JPY	(652,000,000.00)	(6,186,545.21)	21-May-19	16-Feb-21	13-May-21

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0621JPYSTR04	6269	JPY	(12,177,000,000.00)	(111,900,385.96)	19-Jun-19	10-Mar-21	10-Jun-21

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/1122JPYSTR05	6275	JPY	(3,535,000,000.00)	(33,542,081.79)	14-Nov-19	16-Feb-21	14-Nov-22

Sub-total Early Retirement				(16,364,000,000.00)	(151,629,012.96)

United States Dollars

	BOND/BUY USD/IBRD/US$ Callable BM/0130USDSTR01	32780	USD	(250,000,000.00)	(250,000,000.00)	14-Dec-20	15-Jan-21	15-Jan-30

	BOND/BUY USD/IBRD/US$ Callable BM/0130USDSTR03	38911	USD	(250,000,000.00)	(250,000,000.00)	17-Dec-20	19-Jan-21	17-Jan-30

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0127USDSTR02	43931	USD	(115,000,000.00)	(115,000,000.00)	21-Dec-20	14-Jan-21	14-Jan-27

	BOND/BUY USD/IBRD/Putable (Non-Retail)/0124USDSTR	45588	USD	(100,000,000.00)	(100,000,000.00)	23-Dec-20	7-Jan-21	5-Jan-24

	BOND/BUY USD/IBRD/Putable (Non-Retail)/0124USDSTR01	45609	USD	(525,000,000.00)	(525,000,000.00)	23-Dec-20	7-Jan-21	5-Jan-24

	BOND/BUY USD/IBRD/US$ Callable BM/0125USDSTR02	49134	USD	(500,000,000.00)	(500,000,000.00)	31-Dec-20	21-Jan-21	21-Jan-25

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/1023USDSTR03	49646	USD	(5,000,000.00)	(5,000,000.00)	4-Jan-21	25-Jan-21	25-Oct-23

	BOND/BUY USD/IBRD/US$ Callable BM/0125USDSTR03	50779	USD	(500,000,000.00)	(500,000,000.00)	6-Jan-21	28-Jan-21	28-Jan-25

	BOND/BUY USD/IBRD/US$ Callable BM/0123USDSTR01	50780	USD	(300,000,000.00)	(300,000,000.00)	6-Jan-21	27-Jan-21	27-Jan-23

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0123USDSTR02	52420	USD	(150,000,000.00)	(150,000,000.00)	8-Jan-21	28-Jan-21	27-Jan-23

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0248USDSTR	53533	USD	(20,000,000.00)	(20,000,000.00)	11-Jan-21	9-Feb-21	9-Feb-48

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0346USDSTR02	62481	USD	(30,000,000.00)	(30,000,000.00)	21-Jan-21	22-Mar-21	22-Mar-46

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0346USDSTR01	62482	USD	(20,000,000.00)	(20,000,000.00)	21-Jan-21	22-Mar-21	22-Mar-46

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0346USDSTR	62483	USD	(30,000,000.00)	(30,000,000.00)	21-Jan-21	16-Mar-21	16-Mar-46

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0224USDSTR04	66282	USD	(1,665,000.00)	(1,665,000.00)	29-Jan-21	16-Feb-21	15-Feb-24

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0224USDSTR01	66283	USD	(3,000,000.00)	(3,000,000.00)	29-Jan-21	16-Feb-21	15-Feb-24

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0223USDSTR05	66284	USD	(100,000,000.00)	(100,000,000.00)	29-Jan-21	22-Feb-21	20-Feb-23

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0227USDSTR01	69769	USD	(100,000,000.00)	(100,000,000.00)	4-Feb-21	26-Feb-21	26-Feb-27

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0325USDSTR	73399	USD	(25,000,000.00)	(25,000,000.00)	10-Feb-21	3-Mar-21	3-Mar-25

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0926USDSTR03	75540	USD	(100,000,000.00)	(100,000,000.00)	16-Feb-21	9-Mar-21	9-Sep-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0324USDSTR01	80818	USD	(25,000,000.00)	(25,000,000.00)	18-Feb-21	11-Mar-21	11-Mar-24

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0323USDSTR03	85141	USD	(100,000,000.00)	(100,000,000.00)	25-Feb-21	17-Mar-21	17-Mar-23

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0924USDSTR04	89445	USD	(9,500,000.00)	(9,500,000.00)	5-Mar-21	25-Mar-21	25-Sep-24

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0734USDSTR04	4687	USD	(6,063,000.00)	(6,063,000.00)	1-Jul-14	1-Feb-21	1-Feb-21

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0324USDSTR03	89446	USD	(65,000,000.00)	(65,000,000.00)	5-Mar-21	26-Mar-21	26-Mar-24

	BOND/BUY USD/IBRD/PV MTN Core (Non-Retail)/0322USDFRN	91561	USD	(175,000,000.00)	(175,000,000.00)	9-Mar-21	15-Mar-21	14-Mar-22

Sub-total Early Retirement				(3,505,228,000.00)	(3,505,228,000.00)

Total Early Borrowings					(3,735,535,487.96)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2021 through March 31 2021

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollars

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15MAR21	54926	USD	50,000,000.00	50,000,000.00	13-Jan-21	15-Jan-21	15-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210604 WB	54927	USD	50,000,000.00	50,000,000.00	13-Jan-21	15-Jan-21	4-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210331 WB	55598	USD	100,000,000.00	100,000,000.00	14-Jan-21	15-Jan-21	31-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210709 WB	55601	USD	100,000,000.00	100,000,000.00	14-Jan-21	15-Jan-21	9-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210625 WB	56257	USD	250,000,000.00	250,000,000.00	15-Jan-21	19-Jan-21	25-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210219 WB	57365	USD	50,000,000.00	50,000,000.00	19-Jan-21	22-Jan-21	19-Feb-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210319 WB	57367	USD	48,500,000.00	48,500,000.00	19-Jan-21	20-Jan-21	19-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210322 WB	57368	USD	80,000,000.00	80,000,000.00	19-Jan-21	22-Jan-21	22-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210319 WB	57369	USD	4,000,000.00	4,000,000.00	19-Jan-21	20-Jan-21	19-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210618 WB	57370	USD	4,000,000.00	4,000,000.00	19-Jan-21	20-Jan-21	18-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210701 WB	57371	USD	100,000,000.00	100,000,000.00	19-Jan-21	20-Jan-21	1-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	61780	USD	100,000,000.00	100,000,000.00	20-Jan-21	21-Jan-21	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210426 WB	61781	USD	100,000,000.00	100,000,000.00	20-Jan-21	20-Jan-21	26-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210721 WB	61782	USD	1,400,000.00	1,400,000.00	20-Jan-21	21-Jan-21	21-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210331 WB	61783	USD	100,000,000.00	100,000,000.00	20-Jan-21	20-Jan-21	31-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210420 WB	62472	USD	200,000,000.00	200,000,000.00	21-Jan-21	22-Jan-21	20-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	62473	USD	150,000,000.00	150,000,000.00	21-Jan-21	22-Jan-21	7-May-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS7APR21	62474	USD	100,000,000.00	100,000,000.00	21-Jan-21	22-Jan-21	7-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210331 WB	62816	USD	36,700,000.00	36,700,000.00	22-Jan-21	25-Jan-21	31-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210415 WB	52421	USD	250,000,000.00	250,000,000.00	8-Jan-21	11-Jan-21	15-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210309 WB	53525	USD	165,000,000.00	165,000,000.00	11-Jan-21	12-Jan-21	9-Mar-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210415 WB	53526	USD	100,000,000.00	100,000,000.00	11-Jan-21	12-Jan-21	15-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210709 WB	53527	USD	4,000,000.00	4,000,000.00	11-Jan-21	12-Jan-21	9-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210709 WB	53528	USD	20,000,000.00	20,000,000.00	11-Jan-21	12-Jan-21	9-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210607 WB	53531	USD	3,500,000.00	3,500,000.00	11-Jan-21	12-Jan-21	7-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210419 WB	54209	USD	250,000,000.00	250,000,000.00	12-Jan-21	12-Jan-21	19-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210601 WB	54918	USD	100,000,000.00	100,000,000.00	13-Jan-21	15-Jan-21	1-Jun-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS26FEB21	62817	USD	50,000,000.00	50,000,000.00	22-Jan-21	26-Jan-21	26-Feb-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210326 WB	62818	USD	3,782,000.00	3,782,000.00	22-Jan-21	25-Jan-21	26-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210331 WB	62819	USD	50,000,000.00	50,000,000.00	22-Jan-21	25-Jan-21	31-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS13APR21	62820	USD	100,000,000.00	100,000,000.00	22-Jan-21	25-Jan-21	13-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210514 WB	62821	USD	100,000,000.00	100,000,000.00	22-Jan-21	25-Jan-21	14-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210709 WB	62822	USD	100,000,000.00	100,000,000.00	22-Jan-21	26-Jan-21	9-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210730 WB	64316	USD	100,000,000.00	100,000,000.00	26-Jan-21	28-Jan-21	30-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	64317	USD	100,000,000.00	100,000,000.00	26-Jan-21	28-Jan-21	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210714 WB	64318	USD	50,000,000.00	50,000,000.00	26-Jan-21	27-Jan-21	14-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210615 WB	64319	USD	100,000,000.00	100,000,000.00	26-Jan-21	26-Jan-21	15-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210630 WB	64952	USD	100,000,000.00	100,000,000.00	27-Jan-21	29-Jan-21	30-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210514 WB	65593	USD	200,000,000.00	200,000,000.00	28-Jan-21	29-Jan-21	14-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210430 WB	65594	USD	40,000,000.00	40,000,000.00	28-Jan-21	1-Feb-21	30-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210714 WB	65595	USD	50,000,000.00	50,000,000.00	28-Jan-21	1-Feb-21	14-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210726 WB	65596	USD	100,000,000.00	100,000,000.00	28-Jan-21	29-Jan-21	26-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210730 WB	66278	USD	200,000,000.00	200,000,000.00	29-Jan-21	1-Feb-21	30-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210714 WB	66279	USD	50,000,000.00	50,000,000.00	29-Jan-21	2-Feb-21	14-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210709 WB	68487	USD	100,000,000.00	100,000,000.00	3-Feb-21	4-Feb-21	9-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210901 WB	68488	USD	100,000,000.00	100,000,000.00	3-Feb-21	4-Feb-21	1-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210816 WB	73396	USD	100,000,000.00	100,000,000.00	10-Feb-21	11-Feb-21	16-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210517 WB	73397	USD	100,000,000.00	100,000,000.00	10-Feb-21	11-Feb-21	17-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210513 WB	74272	USD	100,000,000.00	100,000,000.00	11-Feb-21	12-Feb-21	13-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210528 WB	74273	USD	25,000,000.00	25,000,000.00	11-Feb-21	12-Feb-21	28-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210607 WB	74274	USD	5,000,000.00	5,000,000.00	11-Feb-21	12-Feb-21	7-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210806 WB	74275	USD	50,000,000.00	50,000,000.00	11-Feb-21	12-Feb-21	6-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210813 WB	74276	USD	100,000,000.00	100,000,000.00	11-Feb-21	18-Feb-21	13-Aug-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS13APR21	74278	USD	2,000,000.00	2,000,000.00	11-Feb-21	12-Feb-21	13-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210826 WB	74279	USD	100,000,000.00	100,000,000.00	11-Feb-21	16-Feb-21	26-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210601 WB	74280	USD	100,000,000.00	100,000,000.00	11-Feb-21	12-Feb-21	1-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210811 WB	74283	USD	8,000,000.00	8,000,000.00	11-Feb-21	12-Feb-21	11-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210409 WB	80078	USD	20,000,000.00	20,000,000.00	17-Feb-21	19-Feb-21	9-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210528 WB	80079	USD	30,000,000.00	30,000,000.00	17-Feb-21	18-Feb-21	28-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210528 WB	80080	USD	25,000,000.00	25,000,000.00	17-Feb-21	18-Feb-21	28-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210702 WB	80081	USD	100,000,000.00	100,000,000.00	17-Feb-21	18-Feb-21	2-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210723 WB	80082	USD	100,000,000.00	100,000,000.00	17-Feb-21	17-Feb-21	23-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210723 WB	80083	USD	100,000,000.00	100,000,000.00	17-Feb-21	18-Feb-21	23-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210813 WB	80802	USD	200,000,000.00	200,000,000.00	18-Feb-21	19-Feb-21	13-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210915 WB	80804	USD	100,000,000.00	100,000,000.00	18-Feb-21	23-Feb-21	15-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	80805	USD	25,000,000.00	25,000,000.00	18-Feb-21	22-Feb-21	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210517 WB	80806	USD	85,000,000.00	85,000,000.00	18-Feb-21	19-Feb-21	17-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210517 WB	80807	USD	15,000,000.00	15,000,000.00	18-Feb-21	19-Feb-21	17-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210709 WB	81510	USD	100,000,000.00	100,000,000.00	19-Feb-21	24-Feb-21	9-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210723 WB	81511	USD	100,000,000.00	100,000,000.00	19-Feb-21	24-Feb-21	23-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210805 WB	83595	USD	100,000,000.00	100,000,000.00	23-Feb-21	26-Feb-21	5-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210824 WB	83596	USD	100,000,000.00	100,000,000.00	23-Feb-21	26-Feb-21	24-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210827 WB	84273	USD	100,000,000.00	100,000,000.00	24-Feb-21	26-Feb-21	27-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210901 WB	84274	USD	100,000,000.00	100,000,000.00	24-Feb-21	26-Feb-21	1-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210524 WB	84275	USD	25,000,000.00	25,000,000.00	24-Feb-21	26-Feb-21	24-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210712 WB	86570	USD	100,000,000.00	100,000,000.00	1-Mar-21	2-Mar-21	12-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210604 WB	87237	USD	25,000,000.00	25,000,000.00	2-Mar-21	3-Mar-21	4-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210426 WB	89423	USD	50,000,000.00	50,000,000.00	5-Mar-21	8-Mar-21	26-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	89424	USD	165,000,000.00	165,000,000.00	5-Mar-21	9-Mar-21	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210517 WB	89425	USD	50,000,000.00	50,000,000.00	5-Mar-21	8-Mar-21	17-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210430 WB	89426	USD	50,000,000.00	50,000,000.00	5-Mar-21	8-Mar-21	30-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210609 WB	89427	USD	25,000,000.00	25,000,000.00	5-Mar-21	8-Mar-21	9-Jun-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS16APR21	89428	USD	35,000,000.00	35,000,000.00	5-Mar-21	8-Mar-21	16-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210723 WB	89429	USD	100,000,000.00	100,000,000.00	5-Mar-21	9-Mar-21	23-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210518 WB	89430	USD	250,000,000.00	250,000,000.00	5-Mar-21	8-Mar-21	18-May-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210901 WB	89431	USD	100,000,000.00	100,000,000.00	5-Mar-21	9-Mar-21	1-Sep-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS10MAR21	90566	USD	200,000,000.00	200,000,000.00	8-Mar-21	9-Mar-21	10-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210309 WB	90567	USD	30,609,000.00	30,609,000.00	8-Mar-21	8-Mar-21	9-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210309 WB	90568	USD	80,000,000.00	80,000,000.00	8-Mar-21	8-Mar-21	9-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210527 WB	91538	USD	100,000,000.00	100,000,000.00	9-Mar-21	9-Mar-21	27-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210527 WB	91539	USD	150,000,000.00	150,000,000.00	9-Mar-21	10-Mar-21	27-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210419 WB	91540	USD	50,000,000.00	50,000,000.00	9-Mar-21	9-Mar-21	19-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210519 WB	91541	USD	50,000,000.00	50,000,000.00	9-Mar-21	9-Mar-21	19-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210813 WB	91542	USD	100,000,000.00	100,000,000.00	9-Mar-21	9-Mar-21	13-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210419 WB	91543	USD	60,000,000.00	60,000,000.00	9-Mar-21	9-Mar-21	19-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	91544	USD	60,000,000.00	60,000,000.00	9-Mar-21	9-Mar-21	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210901 WB	91545	USD	200,000,000.00	200,000,000.00	9-Mar-21	11-Mar-21	1-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210527 WB	91546	USD	150,000,000.00	150,000,000.00	9-Mar-21	10-Mar-21	27-May-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS10MAR21	91547	USD	150,000,000.00	150,000,000.00	9-Mar-21	9-Mar-21	10-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210514 WB	93559	USD	78,500,000.00	78,500,000.00	12-Mar-21	19-Mar-21	14-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210930 WB	99235	USD	100,000,000.00	100,000,000.00	17-Mar-21	19-Mar-21	30-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210618 WB	99236	USD	100,000,000.00	100,000,000.00	17-Mar-21	19-Mar-21	18-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210924 WB	99237	USD	100,000,000.00	100,000,000.00	17-Mar-21	18-Mar-21	24-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210913 WB	99238	USD	100,000,000.00	100,000,000.00	17-Mar-21	18-Mar-21	13-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210924 WB	99239	USD	100,000,000.00	100,000,000.00	17-Mar-21	18-Mar-21	24-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210806 WB	99243	USD	100,000,000.00	100,000,000.00	17-Mar-21	22-Mar-21	6-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210521 WB	104516	USD	13,782,000.00	13,782,000.00	25-Mar-21	26-Mar-21	21-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210607 WB	104517	USD	50,000,000.00	50,000,000.00	25-Mar-21	25-Mar-21	7-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210521 WB	104518	USD	80,000,000.00	80,000,000.00	25-Mar-21	26-Mar-21	21-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210528 WB	104519	USD	75,000,000.00	75,000,000.00	25-Mar-21	30-Mar-21	28-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210723 WB	104520	USD	150,000,000.00	150,000,000.00	25-Mar-21	26-Mar-21	23-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210607 WB	105197	USD	25,000,000.00	25,000,000.00	26-Mar-21	29-Mar-21	7-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211001 WB	105198	USD	100,000,000.00	100,000,000.00	26-Mar-21	26-Mar-21	1-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210528 WB	105199	USD	15,000,000.00	15,000,000.00	26-Mar-21	1-Apr-21	28-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210429 WB	105200	USD	65,000,000.00	65,000,000.00	26-Mar-21	1-Apr-21	29-Apr-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS12APR21	105201	USD	50,000,000.00	50,000,000.00	26-Mar-21	1-Apr-21	12-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210915 WB	107255	USD	100,000,000.00	100,000,000.00	31-Mar-21	1-Apr-21	15-Sep-21

Sub-total New Borrowings				10,058,773,000.00	10,058,773,000.00

Total New Borrowings					10,058,773,000.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

United States Dollars

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1FEB21	6057	USD	(8,394,000.00)	(8,394,000.00)	31-Jul-20	3-Aug-20	1-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS26FEB21	6058	USD	(100,000,000.00)	(100,000,000.00)	5-Aug-20	6-Aug-20	26-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS26FEB21	6059	USD	(100,000,000.00)	(100,000,000.00)	6-Aug-20	6-Aug-20	26-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS8JAN21	6060	USD	(300,000,000.00)	(300,000,000.00)	11-Aug-20	11-Aug-20	8-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS25JAN21	6064	USD	(250,000,000.00)	(250,000,000.00)	17-Aug-20	25-Aug-20	25-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS22JAN21	6065	USD	(250,000,000.00)	(250,000,000.00)	17-Aug-20	25-Aug-20	22-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4JAN21	6066	USD	(100,000,000.00)	(100,000,000.00)	24-Aug-20	25-Aug-20	4-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4JAN21	6070	USD	(100,000,000.00)	(100,000,000.00)	31-Aug-20	31-Aug-20	4-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS22JAN21	6074	USD	(500,000,000.00)	(500,000,000.00)	8-Sep-20	9-Sep-20	22-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS26FEB21	6075	USD	(200,000,000.00)	(200,000,000.00)	9-Sep-20	10-Sep-20	26-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS26FEB21	6077	USD	(200,000,000.00)	(200,000,000.00)	15-Sep-20	15-Sep-20	26-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS23MAR21	6078	USD	(100,000,000.00)	(100,000,000.00)	17-Sep-20	17-Sep-20	23-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS19JAN21	6079	USD	(50,000,000.00)	(50,000,000.00)	17-Sep-20	17-Sep-20	19-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15JAN21	6080	USD	(100,000,000.00)	(100,000,000.00)	18-Sep-20	21-Sep-20	15-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15MAR21	6081	USD	(200,000,000.00)	(200,000,000.00)	18-Sep-20	21-Sep-20	15-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS23MAR21	6082	USD	(100,000,000.00)	(100,000,000.00)	18-Sep-20	18-Sep-20	23-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS5FEB21	6085	USD	(500,000,000.00)	(500,000,000.00)	28-Sep-20	30-Sep-20	5-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15JAN21	6087	USD	(250,000,000.00)	(250,000,000.00)	1-Oct-20	2-Oct-20	15-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15JAN21	6088	USD	(200,000,000.00)	(200,000,000.00)	1-Oct-20	1-Oct-20	15-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4JAN21	6091	USD	(50,000,000.00)	(50,000,000.00)	1-Oct-20	2-Oct-20	4-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4JAN21	6092	USD	(50,000,000.00)	(50,000,000.00)	1-Oct-20	1-Oct-20	4-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS8JAN21	6093	USD	(50,000,000.00)	(50,000,000.00)	1-Oct-20	5-Oct-20	8-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS8JAN21	6094	USD	(78,000,000.00)	(78,000,000.00)	1-Oct-20	1-Oct-20	8-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS10MAR21	6096	USD	(100,000,000.00)	(100,000,000.00)	8-Oct-20	8-Oct-20	10-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4FEB21	6097	USD	(10,000,000.00)	(10,000,000.00)	9-Oct-20	13-Oct-20	4-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4JAN21	6099	USD	(100,000,000.00)	(100,000,000.00)	14-Oct-20	14-Oct-20	4-Jan-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS27JAN21	6101	USD	(100,000,000.00)	(100,000,000.00)	14-Oct-20	14-Oct-20	27-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1FEB21	6102	USD	(100,000,000.00)	(100,000,000.00)	14-Oct-20	14-Oct-20	1-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4JAN21	6103	USD	(100,873,000.00)	(100,873,000.00)	14-Oct-20	14-Oct-20	4-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS8JAN21	6104	USD	(30,000,000.00)	(30,000,000.00)	14-Oct-20	14-Oct-20	8-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4JAN21	6106	USD	(50,000,000.00)	(50,000,000.00)	15-Oct-20	15-Oct-20	4-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS10FEB21	6108	USD	(30,000,000.00)	(30,000,000.00)	29-Oct-20	29-Oct-20	10-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS22FEB21	6109	USD	(30,000,000.00)	(30,000,000.00)	29-Oct-20	29-Oct-20	22-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS3FEB21	6110	USD	(100,000,000.00)	(100,000,000.00)	29-Oct-20	29-Oct-20	3-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4JAN21	6113	USD	(151,789,000.00)	(151,789,000.00)	29-Oct-20	29-Oct-20	4-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS8JAN21	6114	USD	(100,000,000.00)	(100,000,000.00)	29-Oct-20	30-Oct-20	8-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS11JAN21	6115	USD	(50,000,000.00)	(50,000,000.00)	5-Nov-20	5-Nov-20	11-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS8JAN21	6116	USD	(45,000,000.00)	(45,000,000.00)	5-Nov-20	9-Nov-20	8-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS7JAN21	6117	USD	(57,175,000.00)	(57,175,000.00)	5-Nov-20	9-Nov-20	7-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS25JAN21	6118	USD	(100,000,000.00)	(100,000,000.00)	5-Nov-20	5-Nov-20	25-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS5FEB21	6120	USD	(100,000,000.00)	(100,000,000.00)	5-Nov-20	5-Nov-20	5-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1FEB21	6121	USD	(3,500,000.00)	(3,500,000.00)	5-Nov-20	5-Nov-20	1-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS25JAN21	6122	USD	(250,000,000.00)	(250,000,000.00)	5-Nov-20	6-Nov-20	25-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS28JAN21	6123	USD	(250,000,000.00)	(250,000,000.00)	5-Nov-20	6-Nov-20	28-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15JAN21	6124	USD	(100,000,000.00)	(100,000,000.00)	5-Nov-20	5-Nov-20	15-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4FEB21	6125	USD	(1,000,000.00)	(1,000,000.00)	5-Nov-20	6-Nov-20	4-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15JAN21	6126	USD	(100,000,000.00)	(100,000,000.00)	6-Nov-20	9-Nov-20	15-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS12FEB21	6127	USD	(100,000,000.00)	(100,000,000.00)	6-Nov-20	9-Nov-20	12-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS10FEB21	6128	USD	(30,000,000.00)	(30,000,000.00)	6-Nov-20	9-Nov-20	10-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS14JAN21	6129	USD	(100,000,000.00)	(100,000,000.00)	6-Nov-20	9-Nov-20	14-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15JAN21	6130	USD	(95,000,000.00)	(95,000,000.00)	13-Nov-20	16-Nov-20	15-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS19JAN21	6131	USD	(50,000,000.00)	(50,000,000.00)	13-Nov-20	20-Nov-20	19-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS8FEB21	6132	USD	(50,000,000.00)	(50,000,000.00)	13-Nov-20	17-Nov-20	8-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS9FEB21	6133	USD	(50,000,000.00)	(50,000,000.00)	13-Nov-20	13-Nov-20	9-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS20JAN21	6134	USD	(78,500,000.00)	(78,500,000.00)	13-Nov-20	20-Nov-20	20-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS12FEB21	6135	USD	(100,000,000.00)	(100,000,000.00)	13-Nov-20	18-Nov-20	12-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS29JAN21	6136	USD	(25,000,000.00)	(25,000,000.00)	13-Nov-20	13-Nov-20	29-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS8FEB21	6138	USD	(40,000,000.00)	(40,000,000.00)	13-Nov-20	13-Nov-20	8-Feb-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS18FEB21	6139	USD	(150,000,000.00)	(150,000,000.00)	16-Nov-20	17-Nov-20	18-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS16FEB21	6140	USD	(100,000,000.00)	(100,000,000.00)	16-Nov-20	17-Nov-20	16-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS29MAR21	6141	USD	(100,000,000.00)	(100,000,000.00)	17-Nov-20	17-Nov-20	29-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS29JAN21	6142	USD	(30,000,000.00)	(30,000,000.00)	18-Nov-20	18-Nov-20	29-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS26FEB21	6143	USD	(50,000,000.00)	(50,000,000.00)	23-Nov-20	24-Nov-20	26-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1FEB21	6144	USD	(50,000,000.00)	(50,000,000.00)	23-Nov-20	24-Nov-20	1-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS5MAR21	6145	USD	(100,000,000.00)	(100,000,000.00)	23-Nov-20	24-Nov-20	5-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1FEB21	6146	USD	(25,000,000.00)	(25,000,000.00)	23-Nov-20	24-Nov-20	1-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1MAR21	6147	USD	(25,000,000.00)	(25,000,000.00)	23-Nov-20	24-Nov-20	1-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS22FEB21	6148	USD	(50,000,000.00)	(50,000,000.00)	23-Nov-20	24-Nov-20	22-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1FEB21	6149	USD	(10,949,000.00)	(10,949,000.00)	23-Nov-20	24-Nov-20	1-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS19JAN21	6151	USD	(35,000,000.00)	(35,000,000.00)	23-Nov-20	25-Nov-20	19-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS22FEB21	6152	USD	(50,000,000.00)	(50,000,000.00)	23-Nov-20	24-Nov-20	22-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS22JAN21	6153	USD	(50,000,000.00)	(50,000,000.00)	24-Nov-20	25-Nov-20	22-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS22FEB21	6154	USD	(75,000,000.00)	(75,000,000.00)	24-Nov-20	25-Nov-20	22-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4JAN21	6155	USD	(25,000,000.00)	(25,000,000.00)	24-Nov-20	25-Nov-20	4-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS24FEB21	6156	USD	(50,000,000.00)	(50,000,000.00)	24-Nov-20	25-Nov-20	24-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS22JAN21	6158	USD	(80,000,000.00)	(80,000,000.00)	24-Nov-20	25-Nov-20	22-Jan-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS3FEB21	6159	USD	(35,000,000.00)	(35,000,000.00)	24-Nov-20	25-Nov-20	3-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15MAR21	6160	USD	(100,000,000.00)	(100,000,000.00)	24-Nov-20	25-Nov-20	15-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS12FEB21	6164	USD	(100,000,000.00)	(100,000,000.00)	1-Dec-20	1-Dec-20	12-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS29MAR21	6165	USD	(100,000,000.00)	(100,000,000.00)	1-Dec-20	1-Dec-20	29-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1MAR21	30559	USD	(100,000,000.00)	(100,000,000.00)	9-Dec-20	10-Dec-20	1-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS5FEB21	30561	USD	(15,000,000.00)	(15,000,000.00)	9-Dec-20	11-Dec-20	5-Feb-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210312 WB	30562	USD	(30,000,000.00)	(30,000,000.00)	9-Dec-20	11-Dec-20	12-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210319 WB	30563	USD	(200,000,000.00)	(200,000,000.00)	9-Dec-20	10-Dec-20	19-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210309 WB	30566	USD	(250,000,000.00)	(250,000,000.00)	9-Dec-20	10-Dec-20	9-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4FEB21	31254	USD	(15,000,000.00)	(15,000,000.00)	10-Dec-20	11-Dec-20	4-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1MAR21	31255	USD	(50,000,000.00)	(50,000,000.00)	10-Dec-20	11-Dec-20	1-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210302 WB	31256	USD	(25,000,000.00)	(25,000,000.00)	10-Dec-20	11-Dec-20	2-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210326 WB	31257	USD	(50,000,000.00)	(50,000,000.00)	10-Dec-20	14-Dec-20	26-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210312 WB	31258	USD	(25,000,000.00)	(25,000,000.00)	10-Dec-20	11-Dec-20	12-Mar-21

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1MAR21	31259	USD	(30,000,000.00)	(30,000,000.00)	10-Dec-20	11-Dec-20	1-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210324 WB	31260	USD	(50,000,000.00)	(50,000,000.00)	10-Dec-20	11-Dec-20	24-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS8FEB21	31261	USD	(30,000,000.00)	(30,000,000.00)	10-Dec-20	11-Dec-20	8-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4FEB21	31263	USD	(30,000,000.00)	(30,000,000.00)	10-Dec-20	14-Dec-20	4-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4FEB21	31264	USD	(45,000,000.00)	(45,000,000.00)	10-Dec-20	15-Dec-20	4-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4FEB21	31265	USD	(20,000,000.00)	(20,000,000.00)	10-Dec-20	18-Dec-20	4-Feb-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210312 WB	31967	USD	(25,000,000.00)	(25,000,000.00)	11-Dec-20	14-Dec-20	12-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210326 WB	31968	USD	(250,000,000.00)	(250,000,000.00)	11-Dec-20	14-Dec-20	26-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS5MAR21	31969	USD	(50,000,000.00)	(50,000,000.00)	11-Dec-20	14-Dec-20	5-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15MAR21	31970	USD	(50,000,000.00)	(50,000,000.00)	11-Dec-20	15-Dec-20	15-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210326 WB	31971	USD	(50,000,000.00)	(50,000,000.00)	11-Dec-20	14-Dec-20	26-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS5MAR21	31972	USD	(25,000,000.00)	(25,000,000.00)	11-Dec-20	14-Dec-20	5-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS5MAR21	31974	USD	(100,000,000.00)	(100,000,000.00)	11-Dec-20	14-Dec-20	5-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210326 WB	31975	USD	(25,000,000.00)	(25,000,000.00)	11-Dec-20	14-Dec-20	26-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210311 WB	38892	USD	(400,000,000.00)	(400,000,000.00)	17-Dec-20	21-Dec-20	11-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210309 WB	53525	USD	(165,000,000.00)	(165,000,000.00)	11-Jan-21	12-Jan-21	9-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15MAR21	54926	USD	(50,000,000.00)	(50,000,000.00)	13-Jan-21	15-Jan-21	15-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210331 WB	55598	USD	(100,000,000.00)	(100,000,000.00)	14-Jan-21	15-Jan-21	31-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210219 WB	57365	USD	(50,000,000.00)	(50,000,000.00)	19-Jan-21	22-Jan-21	19-Feb-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210319 WB	57367	USD	(48,500,000.00)	(48,500,000.00)	19-Jan-21	20-Jan-21	19-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210322 WB	57368	USD	(80,000,000.00)	(80,000,000.00)	19-Jan-21	22-Jan-21	22-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210319 WB	57369	USD	(4,000,000.00)	(4,000,000.00)	19-Jan-21	20-Jan-21	19-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210331 WB	61783	USD	(100,000,000.00)	(100,000,000.00)	20-Jan-21	20-Jan-21	31-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210331 WB	62816	USD	(36,700,000.00)	(36,700,000.00)	22-Jan-21	25-Jan-21	31-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS26FEB21	62817	USD	(50,000,000.00)	(50,000,000.00)	22-Jan-21	26-Jan-21	26-Feb-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210326 WB	62818	USD	(3,782,000.00)	(3,782,000.00)	22-Jan-21	25-Jan-21	26-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210331 WB	62819	USD	(50,000,000.00)	(50,000,000.00)	22-Jan-21	25-Jan-21	31-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS10MAR21	90566	USD	(200,000,000.00)	(200,000,000.00)	8-Mar-21	9-Mar-21	10-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210309 WB	90567	USD	(30,609,000.00)	(30,609,000.00)	8-Mar-21	8-Mar-21	9-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210309 WB	90568	USD	(80,000,000.00)	(80,000,000.00)	8-Mar-21	8-Mar-21	9-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS10MAR21	91547	USD	(150,000,000.00)	(150,000,000.00)	9-Mar-21	9-Mar-21	10-Mar-21

Sub-total Maturing Borrowings				(11,143,771,000.00)	(11,143,771,000.00)

Total Maturing Borrowings					(11,143,771,000.00)